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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB



                                 AMENDMENT NO. 3



                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                           Radiant Energy Corporation
                     --------------------------------------
                 (Name of Small Business Issuer in its charter)


                  Canada                                     N/A
--------------------------------            ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

40 Centre Drive, Orchard Park, New York                     14127
---------------------------------------     ------------------------------------
(Address of principal executive office)                  (Zip Code)

Issuer's telephone number: (716) 662-0022
                           --------------

Securities to be registered pursuant to Section 12(b) of the Act.

      Title of each class           Name of each exchange on which registered

              None
      -------------------------     -------------------------------------

      -------------------------     -------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock


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                 ----------------------------------------------
                                (Title of Class)



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                                     PART I

Item 1.  Description of Business.

General


         Radiant Energy Corporation ("REC") is in the business of providing its patented INFRATEK(R) deicing technology and services to the commercial airline industry. It conducts all of its operations through its wholly-owned operating subsidiary Radiant Aviation Services, Inc. ("RAS"). REC and RAS are sometimes referred to herein as the "Company". The Company has never generated a profit and, as a result, has an accumulated deficit of $7,183,133 at April 30, 2000. All currency references in this document are in U.S. dollars, unless otherwise indicated. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations." Its ability to remain in business depends on achieving profitable operations, of which there can be no assurance. For these and other reasons, an investment in the securities of the Company is risky. Please see "Risk Factors and Investment Considerations" at pages - .


         Following four years of development and three years of field tests of the INFRATEK(R) technology at the Rhinelander Oneida County Airport in Wisconsin and the Greater Buffalo International Airport in New York, the Company opened its first major commercial deicing facility at Newark International Airport ("the Newark Facility") in New Jersey in December 1999. The Newark Facility is being operated by Continental Airlines, Inc. and revenues from operations at the facility are being shared between the Company and Continental. On December 20, 1999, the Newark Facility was sold to MDFC Equipment Leasing Corporation ("MDFC"), a wholly-owned subsidiary of Boeing Capital Services Corporation ("Boeing Capital") and, contemporaneously, leased to the Company.


         The Company's website is "www.radiantenergycorp.com." It has ten (10) employees.


The INFRATEK(R) Technology and Deicing System

         Through the controlled combustion of natural or propane gas, the Company's proprietary heating devices melt accumulated ice and snow on aircraft. The heat energy generated by the devices does not harm the aircraft or the passengers inside. The Company's INFRATEK(R) technology combines infrared energy with a method of concentrating this energy; the technology is proprietary, patented and approved for use by the Federal Aviation Administration ("FAA").

         The Company's INFRATEK(R) system is housed in an open-ended structure. The heating




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devices are suspended from an arched frame over the aircraft. To begin the deicing process, an aircraft enters the structure and comes to a full stop, but is not required to shut off its engines. Passengers and crew remain on board. An operator at the facility enters the aircraft type into a computer which controls the heating devices. The computer then starts the heating devices which produce the required amount of radiant heat energy to melt and evaporate the snow, ice and frost from the surface of the aircraft. The process time varies depending on the amount of snow, ice and frost on the aircraft. After the INFRATEK(R) system has been utilized, and the aircraft is "clean", it may be necessary, depending on weather conditions, to apply a chemical (glycol-based) anti-icing fluid to prevent accumulations of snow, ice or frost.


         The following table is based upon Management's personal industry experience and opinion. It compares the INFRATEK(R) system to traditional, chemical deicing with glycol, assuming a mid-sized aircraft (e.g., a Boeing 737) with an average covering of snow, ice and frost.


                                          INFRATEK(R)                GLYCOL

Time to deice                        3 to 20 minutes         5 to 25 minutes

Gas/Glycol Quantity                  5 to 10 million BTUs    75 to 1,000 gallons

Cost per unit                        $5.00/million BTU       $9 to $15 gallon -
                                                             includes cost of
                                                             glycol and recovery

Cost/Application (excluding Labor)   $25 to $50              $675 to $15,000

Equipment                            INFRATEK(R)             Trucks, deicing
                                                             equipment, and a
                                                             containment system

Labor (Workers)                      1 to 2                  4 to 8

         The INFRATEK(R) system's computerization enables a single operator to adjust the system for specific aircraft and various deicing conditions. The control system is PC-based and runs on software set up for the Company's application.

Advantages of the INFRATEK(R) System

         Data collected from working installations demonstrate that the INFRATEK(R) system offers the following advantages over the traditional chemical deicing process:


         1.       Operating cost savings;



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         2.       Improved and dependable throughput timing, resulting in
                  greater airport efficiencies;

         3.       Capital cost savings; and

         4.       Environmental risks are reduced and worker safety is improved.

Disadvantages of the INFRATEK(R) System

         Management believes that the INFRATEK(R) system may have, or be perceived by the industry to have, the following disadvantages, compared to traditional deicing:

         1. The technology depends upon an electrical power source and an uninterrupted flow of natural gas;

         2. The INFRATEK(R) system requires more space than chemical deicing trucks, resulting in higher real estate costs and is subject to the availability of real estate; and

         3. An INFRATEK(R) system is stationary.

Commercialization of the INFRATEK(R) Technology

         In March 1997 Prior Aviation Services, an aviation service company with extensive experience in aircraft deicing, commenced operation of the first INFRATEK(R) system at the Greater Buffalo International Airport in New York.

         In January 1998 Radiant sold the first INFRATEK(R) system to the Rhinelander Oneida County Airport in Wisconsin. The Company retained no rights to this system or to the revenues produced by it. On March 15, 1998, the system commenced commercial operations. The INFRATEK(R) system deices approximately 50% of Rhinelander Airport's air traffic, which consists primarily of commuter aircraft including Dash 8s and Beech 1900s. To date, over 175 deicings utilizing the INFRATEK(R) system have occurred at the Rhinelander Airport.

         On December 20, 1999, the Company opened its first major installation of an INFRATEK(R) system at Newark International Airport. The 32,868 square foot facility was sold to MDFC, a wholly-owned subsidiary of Boeing Capital, on December 20, 1999, and, contemporaneously, leased back to the Company. Continental has an option to purchase the Newark Facility. Continental operates the Newark Facility and charges airlines a per use deicing fee, which is shared with the Company.



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The Market for INFRATEK(R) and Plan of Marketing

         The potential users of the INFRATEK(R) system include commercial passenger airlines, air cargo haulers, military installations, and the general aviation industry.

         The Company estimates the primary North American market of major hub, medium-sized and regional airports to be approximately 750 locations, with approximately an additional 750 locations in Europe. Some of these 1,500 locations have traffic volumes which could justify installation of multiple INFRATEK(R) systems. Primary locations include those with suitable weather patterns, as well as some warm weather locations (e.g., Atlanta) where icing occurs. Company owned Deicing Service Centres ("DSCs") are planned to be located in high-traffic locations to be operated by an airline, with direct sales taking place to the airports and the military. A DSC is a facility housing an INFRATEK(R) system which is either owned or leased by the Company and operated by an airline, airport authority, or third party.

         The Company plans to generate revenues:

         o        by owning or leasing DSCs at major hub locations;

         o through direct sales to end users, with or without a per use deicing licensing fee; and

         o        from maintenance agreements.


                                      DSCs

         The Company plans to own or lease the INFRATEK(R) systems at the major airline hubs and enter into management contracts with an airline or general aviation service company to operate the system at the airport. Revenues will be shared between the Company and the operator of the system. The operator will be responsible for the operating costs.

                                  Direct Sales

         The Company plans to sell INFRATEK(R) systems primarily to airports with low traffic volume. The Company also plans to make direct sales to the military. As a condition of these sales, the purchaser may be assessed a royalty fee based on use.



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                              Maintenance Contracts

         The Company plans to offer maintenance services for its INFRATEK(R) system on a fixed fee basis.

                        THE AVIATION INDUSTRY AND DEICING

The Deicing of Aircraft

         The aviation services industry includes aircraft fueling, cargo warehousing, maintenance of aircraft, ground support equipment and aircraft deicing. The FAA currently requires that aircraft prepared for flight must be free and clear of frozen contamination (frost, snow and ice). This requirement, the "clean aircraft concept", has been a major factor in both the decrease in the number of ice related aircraft crashes since 1992 and the increase in the amount of glycol used in deicing.

         Although the FAA regulates the airline industry, standards for deicing are determined by the airlines and individual airports. The traditional and most common method of aircraft deicing consists of spraying a mixture of hot water and the chemical glycol on the contaminated surfaces. A substantial capital investment in traditional deicing infrastructure has already been made by the airline industry, principally in tanker trucks equipped with booms, training programs, and contaminant removal and disposal facilities for recovery and containment of used glycol.

The Environmental Issues

         Environmental issues associated with glycol have prompted the Environmental Protection Agency to protest the increased utilization of chemical-based technologies for deicing operations. Glycol chemicals used in deicing fluids pose health hazards to operators including eye irritation, central nervous system depression, and kidney and liver damage. The environmental risks have prompted increasingly tighter procedures and techniques in the handling, use and disposal of these chemicals. As a result, airports are developing multi-million dollar deicing fluid recovery, containment and disposal facilities. The Company's technology addresses these environmental and industry issues by providing a service that reduces operating costs, environmental risks, operating risks, and health risks by significantly reducing the need for these chemicals.



                                        7
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FAA Approval and Recognition

         The FAA approved for use the INFRATEK(R) deicing system in 1997. In June 1997, the FAA awarded the Company its 1997 Environmental Award in recognition of the Company's efforts to develop a more environmentally responsible method of deicing aircraft. The Company won the 1997 Technology and Innovation Award presented by Aviation Week & Space Technology Magazine. The editors of Discover Magazine nominated the Company for the magazine's Award for Technological Innovation. In February 1998, the Federal Laboratory Consortium recognized the Company for its outstanding efforts in technology transfer between industry and federal agencies.

         The INFRATEK(R) system has been designated by the FAA as eligible for Federal Airport Improvement Program and Passenger Facility Charge funding. As a result, U.S. airports are eligible to apply for funding from these programs for up to 90% of the total cost incurred to install an INFRATEK(R) system.

Environmentally Responsible Technology

         Glycol used for deicing can enter streams, sewage and water supply systems serving suburban and urban communities, contaminating surface water and groundwater drinking systems. The Company's technology eliminates the need for glycol chemicals used in the removal of ice, snow and frost from aircraft surfaces.

         Depending on weather conditions, a light spraying of glycol may be applied to provide anti-icing protection. This last measure is not part of the INFRATEK(R) system and is common in the industry.

                                     Deicing

Overview

         Aircraft deicing consists of the pre-flight removal of ice, snow and frost from aircraft surfaces. Depending on weather conditions, the application of anti-icing chemicals may be required after the deicing process to prevent re-accumulation.

         The use of deicing chemicals increased markedly in 1992 and 1993 as a result of a commercial airliner crash which was suspected to be the result of improper deicing at LaGuardia Airport in New York. In response to this incident, the FAA mandated that aircraft be free of ice, snow and frost. Currently, aircraft deicing is primarily accomplished through




                                        8
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the application of chemical deicing solutions. Due to the hazardous environmental and human safety effects of these chemicals, aircraft deicing operations are facing increasing regulations and costs.

The Traditional Chemical Deicing Process Using Glycol

         Glycol is applied to aircraft as a hot liquid most commonly in a mixture of 50% glycol and 50% hot water. The hot water melts the ice; the glycol is added to the hot water so it does not refreeze on the aircraft. This mixture is applied under pressure using a nozzle mounted on a vehicle. The pressure of the liquid hitting the surface of the aircraft mechanically removes snow and ice, which is also melted by the heat of the solution. In addition, the antifreeze properties of the compound remove snow and ice. The solution that remains on the surface of the aircraft helps prevent refreezing. The amount of deicing solution used on an individual aircraft can range from 10 gallons for light frost on a small corporate jet to several thousand gallons for a large commercial aircraft. Aircraft deicing is performed by the airline or by a service company. Using conventional glycol sprays, airlines currently can pay between $675 and $15,000 to deice a narrow body passenger jet, depending on the amount of accumulation and weather conditions.

Traditional Deicing Environmental Infrastructure

         Because most airports were built before environmental regulations for polluted water runoff were enacted, the infrastructure needed to control large quantities of deicing fluids does not exist at many airports. Deicing generally takes place directly on the tarmac. Deicing chemicals may enter the "runoff" and flow into nearby waterways. In 1987, under Clean Water Act revisions, storm water runoff was recognized under federal law as a serious water pollution problem, and the national storm water permit system was adopted to attempt to control polluted runoff from urban areas, including industrial sites.

         To minimize the potentially hazardous effects of aircraft deicing, some airports use centralized deicing systems which drain into recycling tanks or large retention ponds. Other airports collect storm water runoff through drains and treat it before discharging it into a sanitary sewage system. In addition, many larger airports conduct water monitoring studies. At other airports, deicing fluid runoff flows directly into creeks and other tributaries.



                                        9
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                                   Competition

         The Company faces competition primarily from two sources: (i) existing chemical deicing methods and the related airport Ground Support Equipment ("GSE") infrastructure, and (ii) alternative deicing methods.

Ethylene and Propylene Glycol

         The current method of deicing large aircraft is to first deice the critical aircraft surfaces using so-called "Type I" or "Type II" ethylene glycol fluids, which are specifically formulated for deicing applications(1). The Company's principal competition, therefore, comes from the manufacturers of ethylene and propylene glycol technology in combination with the GSE industry infrastructure (i.e., deicing trucks, special booms, related procedures and training programs, and the substantial existing and planned contaminant removal and disposal facilities) and the companies committed to using glycol. Glycol manufacturers and the GSE industry infrastructure have been operating without any substantial competition from alternative deicing methods. The inertia implicit in the long-standing relationship between chemical-based deicing delivery systems, airports and airlines is strong and well entrenched.

         The major producer of ethylene glycol in North America is Union Carbide Corporation; other producers include Saudi Basic Industries Corp., Shell Oil Company, Occidental Petroleum Corporation, Texaco Chemical Company, and BASF Corporation.

         Due to the potential environmental and human safety hazards posed by ethylene glycol use, several major U.S. airlines, as well as the U.S. Air Force, decided in 1993 to cease utilizing ethylene glycol for deicing. Instead, they now use propylene glycol which has fewer adverse environmental effects than ethylene glycol. According to one producer, Arco Chemical Co., propylene glycol is as effective for deicing aircraft as is ethylene glycol, and has no harmful effects on humans in this application. However, anti-corrosion chemicals added to a propylene glycol deicer can render the substance just as toxic to aquatic life as ethylene glycol-based deicing fluids.

--------
         (1) In many cases, so-called "Type II" fluid is then applied for anti-icing purposes to protect the deiced aircraft from re-accumulation of frozen contamination prior to and during takeoff. The need to apply such anti-icing chemicals to an aircraft after deicing is not eliminated by the utilization of the INFRATEK(R) system.



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



GSE Operators and Alternative Deicing Methods

         The GSE industry has expanded and adapted its deicing equipment, materials, and operating standards in an effort to provide acceptable service to airline clients and comply with aviation and environmental regulations.

         The increased attention placed on icing-related aircraft crashes has resulted in an increase in the use of deicing chemicals. This, in turn, has caused airport operating problems in the form of aircraft congestion and longer holdover times. Airports have attempted to address the congestion and holdover problems in a number of ways, including the construction of centralized remote deicing facilities removed from gate activity.

         A number of glycol spray truck manufacturers are reviewing other forms of combined glycol and forced air, or hot forced air systems. To date, no air only or combined air/glycol systems are in commercial operation or approved for use by the FAA.

                              Intellectual Property


         The Company was issued Patent #5,417,389 by the U.S. Patent and Trademark Office on May 23, 1995. The Patent was re-issued on December 28, 1999 as Patent #36468. The Patent covers two aspects of the proprietary INFRATEK(R) system:


         (i) generating and focusing specific electromagnetic wavelengths of radiant energy on a target surface; and

         (ii) creating an increased component of radiant energy through natural or propane gas.

         The Company was issued Trademark #2,072,371 for "Infratek" by the U.S. Patent and Trademark Office on June 17, 1997.

                               Material Contracts

The Boeing Capital Investment Agreement and Boeing Capital Financing Agreement

The Boeing Capital Investment Agreement

         On June 30, 1999, the Company entered into an agreement with Boeing Capital



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pursuant to which Boeing Capital (1) purchased 2,292,260 shares of common stock of the Company ("Shares") for $2,330,243; (2) was granted the option to purchase 653,145 Shares at a price of Cdn. $1.35(2) per Share; and (3) was granted the right of first refusal to provide financing on a case by case basis to the Company for construction of INFRATEK(R) systems (the "Boeing Capital Investment Agreement"). The Boeing Capital Investment Agreement, among other things, grants Boeing Capital (1) proportionate representation on the Company's board of directors and (2) pre-emptive rights and anti-dilution protection to enable Boeing Capital to maintain its proportionate equity interest in the Company should it elect to do so. In addition, Boeing Capital and certain shareholders have entered into an agreement which provides that they will recommend to the board of directors that Boeing Capital be allowed to increase its ownership to 25%. The agreement also grants to Boeing Capital the right of first refusal with respect to all future financing of the Company's products for the period ending on the fifth anniversary of the listing of the Company's shares on any exchange or market in the United States. Boeing Capital's rights under these agreements could potentially result in a change in control of the Company. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

The Boeing Capital Financing Agreement

--------
         (2) The following table sets forth the exchange rates for one Canadian ("Cdn.") dollar, expressed in terms of one U.S. dollar, for the past five years.


              AVERAGE            LOW                  HIGH         YEAR END
1995          .7305             .7023            -    .7527        .7323
1996          .7332             .7140            -    .7472        .7301
1997          .7286             .7145            -    .7513        .7233
1998          .6742             .6490            -    .7020        .6521
1999          .6744             .6535            -    .6944        .6944

     The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At June 27, 2000, one Canadian dollar, as quoted by Telerate and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $.6755 in U.S. dollars. (Source: The Wall Street Journal.)



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         The Company entered into an agreement with Boeing Capital dated June
24, 1999 (the "Boeing Capital Financing Agreement") in connection with entering into the Boeing Capital Investment Agreement. The Boeing Capital Financing Agreement provides that Boeing Capital will provide financing for the construction of up to four (4) INFRATEK(R) systems to an aggregate of $10 million. The Boeing Capital Financing Agreement provides that upon the construction of an INFRATEK(R) system by the Company, the Company will sell the system to Boeing Capital, which contemporaneously will lease the system to the Company. The lease term will be seven (7) years. The rent payable pursuant to the lease will be equal to the sum of (i) 1.432% of the equipment cost, and (ii) 10% of the monthly deicing revenue from such system. The Company will be responsible for maintaining insurance and all costs associated with the systems' operations. The Company will have the option to purchase each INFRATEK(R) system at fair market value, not to exceed 37.5% of its original cost, at the expiration of the lease.

         The Company sold the Newark Facility to a wholly-owned subsidiary of Boeing Capital, MDFC, on December 20, 1999 for $3,383,700; the Newark Facility cost $2,911,905 to construct. Contemporaneously with the sale, the Company leased the Newark Facility for a period of eight years at a monthly rental of approximately $49,000 plus 10% of the monthly deicing revenue.

The Continental Agreement

         On September 9, 1999, RAS entered into an agreement with Continental for, among other things, RAS to build an INFRATEK(R) system at a site controlled by Continental at Newark International Airport. This installation, the Newark Facility, was completed on December 20, 1999.

         The Continental Agreement provides that Continental will (1) operate the Newark Facility, (2) pay for all operating costs, (3) pay RAS a fee (in accordance with an approved schedule of fees) for use of the INFRATEK(R) system, and (4) share equally in all net revenues generated for advertising sold to third parties, either on the inside or outside of the Newark Facility. RAS is responsible for costs of all future capital repairs.

         The Continental Agreement also grants Continental the option to purchase the Newark Facility after May 1, 2000, and before the later of (i) May 1, 2002 or (ii) 30 days after the Newark Facility is completed. The purchase option price ranges from $3,322,793 on May 1, 2000 to $2,815,238 on May 1, 2002. If Continental exercises the purchase option, Continental will pay RAS $150 for each deicing treatment of a non-Continental aircraft and $75 for each deicing treatment of a Continental aircraft.



                                       13
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The Lufthansa Agreement

         On May 10, 1999, RAS entered into a contract with Lufthansa Engineering and Operational Services Gmbh for Lufthansa, on a non-exclusive basis, to provide for the installation, sale, maintenance and service of INFRATEK(R) systems in Europe and Scandinavia. Lufthansa was granted a right of first refusal, on a project by project basis, for the installation, maintenance and service of INFRATEK(R) systems in these areas. RAS is obligated to pay Lufthansa 10,000 D.M.(3) per year regardless of whether sales are made. If a sale is made by Lufthansa, RAS is obligated to pay a 5% commission on each sale. RAS has the right to cancel the contract after December 31, 2002 if Lufthansa has not sold a minium of two systems by that date. If not canceled, the Lufthansa contract will automatically renew for one (1) year periods beginning December 31, 2002, unless terminated by either party.


Distribution Agreement for Norway, Sweden, Denmark, Finland and Iceland



         On March 17, 1997, the Company entered into a distribution agreement with Oakmoor Enterprises Inc. Under the distribution agreement, Oakmoor Enterprises was appointed the Company's exclusive distributor of deicing systems in Norway, Sweden, Denmark, Finland and Iceland. Oakmoor Enterprises is required to sell a minimum of five deicing systems during the initial five-year term of the distribution agreement. The distribution agreement is automatically renewable for a further five year term if the minimum sales requirement is met.


                              Corporate Development

         REC was incorporated under the laws of Ontario, Canada on October 21, 1994 as a private company. On February 21, 1996, it was continued as a Canadian federal corporation and amalgamated with Northern Atlas Inc. ("Northern Atlas"), an inactive, publicly held Canadian corporation. The new company continued as Radiant Energy Corporation. REC was deemed the acquirer for accounting purposes and its assets and liabilities were recorded at their historic values at the date of acquisition.

         Pursuant to the amalgamation, shareholders of Northern Atlas received one (1) share in the amalgamated company for every four (4) shares held of Northern Atlas; REC shareholders received two (2) shares in the amalgamated company (now REC) for each share held in their company. The amalgamation was approved by the shareholders of both

--------
         (3) At June 27, 2000, one (1) Deutsche Mark (D.M.) equaled $.4837. (Source: Wall Street Journal.)



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companies. Immediately after the amalgamation, there were 6,461,837 common shares ("Shares") of REC outstanding, approximately 96% of which were issued to the shareholders of REC prior to the amalgamation.

         REC has one subsidiary, RAS, a New York corporation, incorporated on November 5, 1992, through which it conducts all of its operations. RAS changed its name from Process Technologies, Inc. effective March 29, 1999.

                   Enforceability of Certain Civil Liabilities

         The enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that REC is organized under the laws of Canada, and that some of REC's officers and directors are neither citizens nor residents of the United States. There can be no assurance that (i) REC's U.S. shareholders will be able to effect service of process within the United States upon such persons, (ii) REC's U.S. shareholders will be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws, (iii) appropriate foreign courts would enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws, and (iv) the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws.

                   Risk Factors and Investment Considerations

         Investment in the Company's Shares is speculative and subject to many substantial risks.

         1. Dependence Upon Relationships With Boeing Capital and Continental. The Company is dependent upon working relationships it has established, and agreements it has entered into, with Boeing Capital and Continental. These relationships and agreements have provided the Company with investment capital, operating expertise and marketing assistance. The Company would be adversely and materially affected in the event that either of these companies fails to perform its obligations under its respective agreements or the agreements are cancelled, or the respective relationships deteriorate.

         2. The Company's Marketing Plan May Need to be Modified. As a relatively young company introducing a new technology, the Company will be regularly monitoring and reviewing its marketing plan in order to make appropriate modifications to it based upon

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feedback from the market.

         The Company presently plans to market its technology by (a) operating DSCs in conjunction with airline industry partners, and (b) selling deicing systems. There can be no assurance that this marketing plan will be effective or that management will be able to formulate an alternative marketing plan which will be effective. If the Company is unable to execute its current marketing plan or modify it, if necessary, the Company will be materially and adversely affected.

         3. Resistance of Airline Industry to the Company's Technology. There may be substantial resistance by the airline industry to adopt the Company's INFRATEK(R) technology. Such resistance could be caused by any one or more of the following factors: (a) uncertainty of effectiveness, safety and cost of the INFRATEK(R) system, (b) additional capital expenditures required to implement INFRATEK(R) deicing technology, (c) concerns about general liability issues respecting INFRATEK(R) deicing technology, (d) substantial existing investments in traditional chemical deicing infrastructure and methods, and (e) substantial investment in glycol containment systems, which will continue to be required (for anti-icing) with the INFRATEK(R) system. If the Company is unable to successfully overcome any such resistance, the Company will be materially and adversely affected.

         4. Environmental Issues and Liabilities. Although the Company's INFRATEK(R) deicing system does not use hazardous chemicals for deicing, hazardous deicing chemicals are regularly used after the INFRATEK(R) system to prevent new ice build-up. Accordingly, the Company's operations could be affected by environmental issues and liabilities encountered by the traditional chemical deicing industry. Some of these issues involve (a) worker safety, (b) protection of the environment, (c) construction of facilities to collect, contain and dispose of the chemicals, and (d) compliance with governmental regulations. The failure of the Company to effectively address and resolve such issues as they are anticipated or arise could have a material, adverse affect on the business.

         5. Substantial Lease Obligations. The Company presently has substantial lease obligations to an affiliate of Boeing Capital, and minimal revenues from operations. If the Company is unable to satisfy its lease obligations, the Company will be materially and adversely affected.

         6. The Company's Business is Dependent Upon the Weather. Demand for deicing services only exists when weather conditions of frost, freezing rain, sleet and snow are present. Accordingly, the Company's business is cyclical, being linked to the seasons and weather patterns. Since the Company's initial market focus is North America, management believes that the peak demand for its services will be approximately six (6) months long from

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approximately November 1 - April 30. If North America experiences unseasonably mild weather, there will be reduced demand for deicing in general and reduced demand for the Company's INFRATEK(R) system, in particular. Mild weather would have a materially adverse affect on the Company.

         7. Sufficiency of Liability Insurance. The Company presently has $100,000,000 in general liability coverage. In addition, Continental maintains general liability coverage of $100,000,000 which only covers the Company with respect to operations with Continental. There can be no assurance that these insurance policies are adequate for the Company's operations or that they will be maintained. If claims are made against the Company for losses allegedly incurred as a result of the Company's technology or operations and insurance coverage is not in effect or adequate, the Company would be materially and adversely affected.

         8. Additional Technical Development of the INFRATEK(R) Technology May be Required. The Company is considering making certain modifications to the INFRATEK(R) system in order to increase its efficiency and lower operating costs. Presently, the most important change being considered by management involves the integration of a system of air blowers into the process which would remove accumulated, loose snow prior to applying the infrared energy from the Company's heating devices. There can be no assurance that the Company will be able to develop and integrate an air blower system into the INFRATEK(R) system that will increase the system, efficiency or result in reduced operating costs or that any other desirable or necessary modifications can be made cost effectively, or at all. In such event, the Company could be materially and adversely affected.

         9. Additional Financing Requirements and Access to Capital. The Company anticipates that it will be necessary to raise substantial additional funds in order to pursue its business. There can be no assurance that any funds will be available on acceptable terms, or at all.

         10. New Business; Continued Dependence on Securing Additional Financing; Shareholder Dilution. The Company is subject to all of the risks attendant to young business ventures including, without limitation, raising capital, acquiring or developing complementary services or technologies which can be marketed as intended, entering into strategic relationships with other companies, obtaining necessary personnel, establishing and/or penetrating markets for such services, and achieving profitable operations, of which there can be no assurance. Investors should not purchase any Shares unless they are prepared, and can afford, to lose their entire investment.

         As a young business having low sales and revenues, management anticipates that the

Company will be dependent over the foreseeable future upon securing additional financing, of which there can be no assurance. In order to obtain additional financing, if available, it is likely that the Company will sell additional Shares or financial instruments which are exchangeable or convertible into Shares, resulting in substantial dilution to all shareholders. In order to provide incentives to current employees and offer attractive compensation packages to prospective employees and consultants, the Company intends to continue to offer and issue options to purchase Shares and/or rights, exchangeable or convertible into Shares; the exercise of such options and/or conversion of such other exchangeable or convertible rights into Shares could result in substantial dilution to all shareholders.

         11. Competitive Disadvantage of Company. The Company operates in a highly competitive environment, and against other corporations, many of which have substantially greater financial, marketing and other material resources. These other companies, with substantial capital investment and financial stakes in traditional chemical deicing methods, have a strong incentive to vigorously compete with the Company in order to maintain market control and dominance. Accordingly, the Company is at a substantial competitive disadvantage with respect to these other companies.

         12. Dependence Upon and Retention of Key Personnel. The Company is heavily dependent upon its senior management team. The continued availability of this team will be a major contributing factor to the Company's future growth. If any member of senior management becomes unavailable for any reason, the Company would be materially and adversely affected. The Company does not maintain executive life insurance on any member of its senior management team.

         The Company's ability to achieve its revenue and operating performance objectives will depend on its ability to attract and retain qualified and highly skilled sales, consulting, marketing and management personnel. It vies for all of its personnel with other companies, where competition for such personnel is intense and is expected to remain so for the foreseeable future. Failure to retain and expand its key employees could adversely affect the Company's business and operating results.

         13. Volatility of Stock Price and Absence of Dividends. The market price of the Shares has been and is likely to be highly volatile. Factors such as a termination of strategic alliances, announcements of technological innovations by others or new services offered by the Company or its competitors, governmental regulatory actions, developments concerning proprietary rights of the Company or its competitors (including litigation), period-to-period fluctuations in the Company's operating results, changes in estimates of the Company's performance by securities analysts, and other factors not within the control of the Company, could have a significant adverse impact on the market price of the Shares. The Company has never paid cash dividends on its Shares and does not anticipate paying any cash dividends in the foreseeable future.

         14. Limited Trading Market. The Shares trade over-the-counter in Canada with bid and ask price quotes on the Canadian Dealing Network Inc. There can be no assurance that an active public market will exist at any time or can be sustained. Making a market involves maintaining bid and ask quotations for the Shares and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Shares at any given time, which presence is dependent upon the individual decisions of investors over which the Company has no control. Accordingly, an investor may be unable to sell his or her Shares when he or she wishes to do so, if at all.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

         This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. These statements relate to future events or our future business performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will," or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. To the extent required by federal law, we shall update these forward-looking statements after the date of this registration statement to conform such statements to actual results.

         The following discussions and analysis presents a review of the consolidated condensed operating results and financial condition of the Company including its subsidiary RAS for the years ended October 31 1999 and 1998, and the six month periods ended April 30, 2000 and 1999 . This discussion and analysis should be read in conjunction with the Consolidated Condensed Financial Statements and Notes thereto contained herein.

QUARTER IN REVIEW - APRIL 30, 2000

History of Losses

         The Company has never generated a profit and, as a result, has accumulated a significant deficit, as follows:

              Losses from Operations                         $3,469,767
              Research and development costs                  2,955,908
              Patent rights settlement                          384,315
              Cost from issuance of Shares                      373,143
                                                                -------
              Accumulated deficit April 30, 2000             $7,183,133

Liquidity and Capital Resources

         During the six month period ended April 30, 2000, the Company's working capital decreased from $2,315,000 at October 31, 1999 to $2,241,000, primarily as a result of continuing operating losses that were largely offset by financing activities. During that period, deposits and prepaid expenses decreased from $1,203,316 to $24,412. Deposit and prepaid expenses at October 31, 1999 included deposits with suppliers of $1,152,000, which decreased to nil as a result of the completion of the INFRATEK(R) 2000 System at the Newark International Airport and without the commencement of any new installations.


Short and Long Term Liquidity



         Management expects that cash on hand will be sufficient to meet reasonably foreseeable minimum working capital, capital expenditures and rental requirements until January 2001. There is no assurance that assumed levels of revenues and expenses will prove to be accurate. Unless the Company is able to secure additional sales during the period, the Company will need to secure additional financing in order to fund its continuing operations beyond January 2001. Based on the Company's low sales and revenues to date, it currently anticipates that it will need to raise substantial additional funds in order to continue to develop its business.



         The Company is considering raising funds by selling additional securities; there can be no assurance that any such efforts to raise funds will succeed.

         In the event the Company is unable to generate sales or raise funds selling securities, the Company may be forced to reduce its level of operations and postpone planned development.



         The Company's ability to open new de-icing installations is dependent upon its ability to finance their construction. Currently, the Company has an arrangement with Boeing Capital, which could provide financing to a maximum of $10 million. However, Boeing Capital is under no obligation to provide any financing. In the event that Boeing Capital does not provide financing, the Company will be required to secure financing from other sources. There can be no assurance that the Company will be able to obtain any such financing.


         During the six month period ended April 30, 2000, the Company issued Shares as a result of conversion of its 7% convertible subordinated debentures, exercises of incentive stock options by employees, directors and consultants, and exercise of stock options by Boeing Capital. In summary, capital stock was changed by these transactions as follows:

                                                                                             SHARES                 $
                                                                                             ISSUED

Outstanding at October 31, 1999                                                            12,027,934            8,721,039
Issued upon conversion of 7% debentures - net of costs                                        603,060              431,922
Issued upon exercise of stock options                                                         509,625              600,909
Issued upon exercise of stock options to Boeing Capital                                       304,739              281,087
                                                                                              -------              -------
Outstanding at April 30, 2000                                                              13,445,358           10,034,957
                                                                                           ==========           ==========

         After giving effect to these transactions, the following options and 7% debentures were outstanding as of April 30, 2000:

         o        $273,160  of 7% debentures convertible into 294,492 Shares;

         o incentive stock options exercisable for 768,145 Shares at prices ranging from $0.78 to $4.05 and total potential gross proceeds of $1,204,346; and

         o Boeing Capital options to purchase 348,406 Shares at $0.91 per Share (Boeing Capital exercised options to purchase 110,840 Shares for $110,000 after the end of the period).

Results of Operations

         During the six months ended April 30, 2000, the Company installed an INFRATEK System 2000 at the Newark International Airport. On December 20, 1999, the system was turned over to the operator, Continental, to commence training and to start the process of system integration into their de-icing operations. By the end of January, having treated over 20 aircraft, the training and integration phase was substantially completed. Integrated operations began on February 3, 2000. By April 30, 2000, Continental had treated over 60 aircraft at the Newark Facility.

Revenue

         For the six months ended April 30, 2000, revenues and the costs of sales related to revenues were as follows:

                                                                          SERVICE
                                                   SYSTEM                  CENTER                MAINTENANCE
                                                    SALES                OPERATIONS                SERVICE                TOTAL

Sales                                            $3,383,700                $25,217                  $19,200           $3,428,117
Cost of Sales
Installation Cost                                 2,911,905                     --                       --            2,911,905
Rent Revenue participation                               --                212,300                       --              212,300
Other cost of sales                                      --                 11,789                    1,145               12,934
                                                                            ------                    -----               ------
Gross Margin                                       $471,795              $(201,401)                 $18,055             $288,449
                                                   ========              ==========                 =======             ========



         During the six month period ended April 30, 2000, RAS received $3,383,700 from the sale of the INFRATEK 2000 System installed at Newark International Airport to MDFC. This facility cost RAS $2,911,905 to build. RAS entered into an agreement to lease the facility back from MDFC. The Newark Facility was placed in operation on December 20, 1999 and generated $25,217 in revenue during the period. This lease was classified as an operating lease; accordingly, the profit on the sale to MDFC was recorded in the period. The Company also received $19,200 in maintenance revenue from the INFRATEK system at Rhinelander Airport in Wisconsin.


         Interest income in the first six months was $66,298 in 2000 compared to nil in 1999. The Company received interest income on its daily cash balances and from low risk term deposits.

Marketing Expenses

         During the six month period, the Company continued to expand its marketing efforts. Marketing expenses in the period were $419,997 compared to $154,348 in 1999. For the same period ended April 30, 1999, the Company incurred costs for only one sales person for four months and limited expenditures on general market activities such as travel and trade shows. For the six month period ended April 30, 2000, the Company's marketing department consisted of five individuals and incurred costs for new sales material and travel.

General and Administrative Expenses

         General and administrative expenses for the first six months increased to $645,134 in 2000 from $258,298 in 1999. Staffing levels remained constant between 2000 and 1999. The Company incurred higher legal and accounting expenses related to the registration of its Shares under the Securities Exchange Act of 1934. In the six month period ended April 30, 2000, the Company incurred additional administrative expenses for consulting fees in connection with the Boeing Capital financing, for consulting fees related to investor relations and for executive search costs related to the recruitment of new executive personnel.

Research and Product Development Costs

         For the six-month period ended April 30, 2000 research and development costs increased to $152,859 from $82,414 in the corresponding period in 1999. The increase in research and development costs in the current period resulted from the engagement of an independent aviation consultant to conduct comparative tests of the INFRATEK(R) treatment with conventional deicing methods with respect to refreezing on aerodynamically quiet areas of aircraft wings. The Company also continued research on optional equipment that could be incorporated into the system.

Interest on Long-term Debt

         Interest expense for the six months ended April 30, 2000 decreased to $4,735 from $15,846 in 1999. Interest expense in 1999 related to the 6% debentures, which were converted in October 1999, and the 9% secured loan that was retired in May 1999. Interest expense for the three months ended April 30, 2000 included a reversal of accrued interest equal to $9,971 on the 7% debentures that were converted in the period.

Depreciation and Amortization

         Depreciation and amortization for the six month ended April 30, 2000 increased to $116,260 from $109,806 in 1999. The increase primarily resulted from amortization of the costs related to the issuance of the 7% debentures.

         The operating activities of the Company for the years ended October 31, 1998 and 1999 reflect a net use of cash in operating activities. However, an overall increase in cash resources was reported for 1999 when investing and financing activities are considered. This is consistent with the sale of Shares to Boeing Capital and the need for resources to construct the Newark Facility.

Provision for Income Tax

         At October 31, 1999, the Company had Canadian non-capital losses of approximately $427,000 and net operating losses of approximately $5,316,000 for tax purposes in the United States. For the six months ended April 30, 2000, the Canadian non-capital losses incurred in the period were approximately $180,000 and the net operating losses incurred in the United States in the period were approximately $785,000. These losses may be carried forward to reduce taxable income in future years. The future benefit of these tax losses have not been recorded in the financial statements.

         If not utilized, the Company's cumulative Canadian losses as of April 30, 2000 will expire as follows:

                        2002                     121,000
                        2003                      17,000
                        2004                     156,000
                        2005                     133,000
                        2006                     180,000

         If not utilized, the Company's cumulative United States losses as of April 30, 2000 will expire as follows:

                        2009                     500,000
                        2010                   1,020,000
                        2011                     843,000
                        2012                   1,686,000

                        2013                   1,267,000
                        2014                     785,000


         In addition, the Company has approximately $66,000 of cumulative costs relating to the issuance of Shares, which are deductible over the next three years. The potential income tax benefits relating to these accumulated losses have not been recorded in the Company's accounts.

                        YEAR IN REVIEW - OCTOBER 31, 1999

Operational Highlights:

         The Company made significant gains in the introduction of the INFRATEK(R) technology to the market. Highlights for the year were:

         o Hired sales and marketing staff from within the aviation industry.

         o Signed a strategic alliance with Lufthansa for European distribution.

         o Entered into an agreement with Continental for the establishment of a DSC at Newark International Airport.

         o Signed the Boeing Capital Investment Agreement and Boeing Capital Financing Agreement.

Market Development

         During the period, the Company commenced the implementation of its strategic plan to introduce INFRATEK(R) technology to the aviation market place. The Company developed a dual marketing approach, as follows:

                  1) Sell INFRATEK(R)systems and charge a user license fee per deicing; and

                  2) Provide deicing services in a Company owned DSC.

         To enhance recognition within the industry, the name of the Company's wholly owned subsidiary was changed from Process Technologies, Inc. to Radiant Aviation Services, Inc. Senior representatives of the Company met with key personnel from several major airlines based in the United States, and the Company attended major trade shows in North America and Europe. Other marketing activities included attendance at aviation conferences, print advertising in aviation trade publications, multi-media video and CD-ROM presentations, brochures and promotion of a website (www.radiantenergycorp.com).

         During the period, the Company expanded its sales and marketing personnel. In January 1999, Robert Maier was appointed Vice President of Sales and Service. Mr. Maier brought to Radiant 30 years experience in operational and technical marketing roles at American Airlines, Inc., and its subsidiary, AMR Services Inc. In his most recent position as Assistant Vice President - Technical Sales at AMR Services Inc., he was responsible for all technical sales and the introduction of new technology to the aviation industry.


Lufthansa Agreement for Europe

         In May 1999, the Company announced that it had entered into an agreement with Lufthansa to use its best efforts to promote the installation, sale, maintenance and service of INFRATEK(R) aircraft pre-flight deicing systems in Europe and Scandinavia. Lufthansa has decades of experience in the de-icing of aircraft and specializes in providing professional solutions pertaining to all aspects of the ground handling of aircraft. Its services include aircraft towing and pushback, the procurement, maintenance and overhaul of ground-support equipment, and the ground transportation of airline passengers and crews.

Installation at Newark International Airport

         For over a year, management held discussions with officers and employees of Continental in connection with the installation of an INFRATEK(R) System at Newark International Airport. In September 1999, the Company signed an agreement to install an INFRATEK(R) deicing system as part of Continental's global gateway construction project at its major hub at the Newark International Airport.

Revenues

         Revenues were generated from the maintenance agreement with the Rhinelander Airport in Wisconsin. The maintenance agreement was in effect until March 2000. In 1999 no new systems were sold. The Company shares in revenues generated from the Buffalo Airport DSC with Prior Aviation Services, the operator of the facility. No deicing revenues were generated for the Company during the year.

         Interest income increased to $37,471 from $6,155 in 1998. The increase resulted from a higher average cash balance than in 1998.

Marketing Expenses

         Marketing expenses increased to $433,192 from $191,881 in 1998. Prior to 1999, the Company was engaged primarily in product development and market research. In the year the Company increased it's marketing expenses through the addition of sales and marketing personnel, expenditures on sales literature, print advertising and attendance at trade shows.

General and Administrative

         General and administrative expenses decreased to $618,412 from $697,426 in 1998. The decrease in expenses was attributable to lower professional fees and administrative salaries.

Research and Product Development

         Research and product development expenses were reduced to reflect the change from product development and market research to an early stage operational company. The expenses in 1999 reflect the salaries and benefits of those employees primarily engaged in product development ($161,087) and other costs related to product research and development ($28,323).

Depreciation and Amortization

         Depreciation and amortization was reduced to $128,843 from $156,746 in 1998. As at October 31, 1999, as a result of the Company's increased economic activity in the U.S., and high level of sales and significance of U.S. dollar denominated assets to operations, the U.S. dollar became the functional currency of the Company's operations. Effective the same date, the U.S. dollar was adopted as the reporting currency. The conversion from the Canadian dollar to U.S. dollar as the functional currency resulted in an adjustment to depreciation and amortization. Had the adjustment not been made, the depreciation and amortization for the year would have been slightly higher in 1999 than 1998.

Interest Expense

         Interest expense increased to $40,606 from $27,064 in 1998. The increase resulted from the issuance of the 7% debentures in May 1999 and an increase in the principal amount of the 9% secured loans.

Cash Resources

         The operating activities of the Company for the years ended October 31, 1998 and 1999 reflect a net use of cash in operating activities. However an overall increase in cash resources was reported for 1999 when investing and financing activities are considered. This is consistent with the sale of Shares to Boeing Capital and the need for resources to construct the Newark Facility. Please refer to the analysis of the detailed components of non-cash working capital items.

Income Tax

         At October 31, 1999, the Company had Canadian non-capital losses of approximately $427,000 and net operating losses of approximately $5,316,000 for tax purposes in the United States. These losses may be carried forward to reduce taxable income in future years.

         The significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                              October 31, 1999              October 31, 1998
                                                                                      $                             $
Deferred tax assets

Income tax losses available for carryforward                                        2,680,000                    2,020,000

Less valuation allowance                                                           (2,680,000)                  (2,020,000)

Net deferred tax assets                                                                  ----                         ----

Deferred tax liabilities

Temporary differences comprehensive                                                     4,402                        8,118
income

Total deferred tax liabilities                                                          4,402                        8,118

Liquidity and Capital Resources

         The Company raised adequate funds to meet its requirements. Key transactions and events were as follows:

         o        Rights offering for 7% debentures that raised $1,277,985 (Cdn.
                  $1,889,300) of gross proceeds was completed.

         o Loans from directors equal to $305,571 were received; and $286,054 of such loans from directors were converted into Shares.

         o Private placement of Shares to Boeing Capital for $2,223,712 (net of expenses) was completed.

         o Credit facility for $10,000,000 for the construction of DSCs was established.

         o $617,530 of outstanding 6% debentures and 7% debentures were converted into Shares.

Completed Rights Offering for 7% Debentures

         In May 1999, the Company raised approximately $1.28 million in a rights offering of 7% debentures. The proceeds were used to retire existing indebtedness and for working capital. The 7% debentures mature on May 31, 2004, bear interest at an annual rate of 7% payable semi-annually, and are convertible at the option of the holders at any time at a conversion price equal to Cdn. $1.15 per Share if converted prior to May 31, 2000 or Cdn. $1.45 per Share thereafter. The 7% debentures are guaranteed by RAS, and are redeemable at the option of the Company on or after the first anniversary of the date of issue provided that the weighted average price of the Shares, for a specified period of time, equals or exceeds Cdn. $2.50 per Share.

         Director's Loans

         $305,571 in additional loans from directors and others associated with directors was received. In May and June 1999, all outstanding loans from these persons in the aggregate amount of $504,257 were retired. Of the total outstanding, $286,054 was converted into 366,647 Shares at Cdn. $1.15 per Share, and the remaining loans were repaid from the proceeds of the 7% debentures.

         Private Placement of Shares with an officer of the Company

         In April 1999, Colin V.F. Digout, an officer of the Company, purchased 250,000 Shares in a private placement for total proceeds of Cdn. $305,280.

         The Boeing Capital Investment Agreement

         The Company and Boeing Capital entered into an agreement dated June 30, 1999 for the sale of 2,292,260 Shares and grant of 653,145 options to Boeing Capital to purchase Shares for an aggregate purchase price of approximately $2.3 million. The options are exercisable from time to time over five years, and entitle Boeing Capital to purchase up to 653,145 Shares at $0.91 (Cdn. $1.35 per Share). In addition, Boeing Capital was granted a pre-emptive right to maintain its proportionate equity interest in the Company.

The Boeing Capital Financing Agreement

         In a related transaction, on June 24, 1999 RAS and Boeing Capital entered into an agreement pursuant to which Boeing Capital will provide up to $10 million in financing for the construction of DSCs. Boeing Capital also has the right to provide lease financing to qualified customers of the Company.

Redemption and Conversion of 6% Debentures and 7% Debentures

         In September, all outstanding 6% debentures were converted into Shares at a rate of Cdn. $1.25 per Share. Under the terms of the 6% debenture offering, the Company granted the option to purchase up to $84,626 of the 6% debentures to the placement agent. In May 1999, the agent exercised its option to purchase $52,313 worth of the 6% debentures. In June, the placement agent converted its 6% debentures into Shares.

         From the date of issuance on May 28, 1999 to October 31, 1999, 7% debentures with a face value of $486,170 (Cdn. $793,800) were converted into 690,284 Shares at Cdn. $1.15 per Share.

Share Capital

In summary the Share capital changed by the following transactions:

                                                                                               SHARES
                                                                                               ISSUED                 $

Outstanding at October 31, 1998                                                              8,105,657           5,243,320
Issued upon conversion of 6% debentures - net of costs                                         161,920             131,360
Issued upon conversion of  7% debentures - net of costs                                        690,284             486,170
Issued upon conversion of 9% secured loans                                                     366,647             286,054

                                                                                               SHARES
                                                                                               ISSUED                 $

Issued upon exercise of stock options                                                           54,500              48,123
Issued upon exercise of compensation options to agents                                          80,000              74,354
Issued for officer for cash                                                                    276,666             227,946
Issued to Boeing Capital - net of costs                                                      2,292,260           2,223,712
                                                                                             ---------           ---------
Outstanding at October 31, 1999                                                             12,027,934           8,721,039
                                                                                            ==========           =========

                        YEAR IN REVIEW - OCTOBER 31, 1998

Operational Highlights

Revenues

         The Company realized its first revenue from the sale of a system to Rhinelander Airport in Wisconsin and from the DSC at the Buffalo Airport. In February 1998, the Company completed the construction of the system in approximately thirty (30) working days. The revenues from the sale were $949,610 and the direct contribution margin was 34.1%.

         During the year, the Company completed its first full season of operations at the Buffalo Airport. Prior Aviation Services used the INFRATEK(R) system 233 times to deice 29 different types of aircraft. The various aircraft deiced included Saab 2000, Bombardier Dash 8, T-38 military jet, Gulfstream G-3, military helicopters, and a variety of corporate aircraft.

Operating Expenses

         Operating costs, other than depreciation and the patent rights settlement, increased to $1,071,897 from $945,384 in 1997. The increase was primarily attributed to the re-acquisition of Canadian marketing rights for Cdn. $150,000. Cost also shifted from product research to expenditures on efforts to increase product awareness through the addition of sales agents and through the increase in other market development expenses, such as attendance at trade shows.

Research and Product Development Cost

         Product development and market research costs increased in the year to $869,610 from $713,652 in 1997. The increase in costs mainly reflect efforts to increase product awareness through the addition of sales agents and through the increase of other market development expenses, such as attendance at trade shows.

Patent Rights Settlement

         The Company incurred an expense of $384,315 in settlement of a lawsuit involving the Company's ownership rights to the patent for the INFRATEK(R) technology. In July 1995, the Company, along with its two founders, C. John Chew and Timothy P. Seel, commenced a lawsuit in Buffalo, New York against Roberts-Gordon, Inc. ("Roberts-Gordon") to declare the Company to be the sole owner of the patent. This action was commenced following receipt by the Company of a letter from Roberts-Gordon demanding ownership of the patent based upon the prior employment of Messrs. Chew and Seel with Roberts-Gordon.

         In May 1996, Roberts-Gordon commenced an action in Erie County, New York, against the Company and Messrs. Chew and Seel for money damages. The complaint alleged two claims. The first claim (alleged against all three defendants) related to the use of Roberts-Gordon "confidential information". The second claim (against the Company and John Chew only) alleged tortuous interference with contractual relations. The allegations in this complaint were similar, but not identical, to what was alleged in the counterclaim in the action commenced by the Company.

         In April 1998, the lawsuits were settled. As a result of the settlement, the Company's ownership of the patent was confirmed and Roberts-Gordon agreed, for a period of five years from the date of the settlement, not to compete with the Company in the business of selling systems to de-ice aircraft before take-off as a manufacturer, supplier, manufacturer's representative or any other capacity throughout the world. In return, the Company agreed not to compete in the infrared heating industry as a manufacturer, supplier or manufacturer's representative throughout the world for a period of five years.

Depreciation and Amortization

         Depreciation taken on the DSC at the Buffalo Airport resulted in an increase in depreciation from $69,613 in 1997 to $156,746 in 1998.

Liquidity and Capital Resources

         The operations were funded by the gross margin from revenues generated in the year ($344,008), the private placement of a 9% secured loan from directors and affiliates ($198,686), the issuance of Shares ($252,683), and cash on hand at the beginning of the year ($348,800).

         During the year, 37,648 warrants were exercised at Cdn. $2.50 each , and 74,950 incentive stock options were exercised, for a total of $111,544. During the year, 6% debentures with a face value of $547,660 were converted into 872,600 Shares, leaving a 6% debenture balance at October 31, 1998 equal to $85,748.

Item 3.  Description of Property.

         The Company leases its 6,000 square foot corporate offices in Orchard Park, New York. The lease payment is $44,000 per year; the lease expires May 15, 2001.

         The Company leases the Newark Facility (which houses the Company's first major commercial installation of an INFRATEK(R) system) from MDFC, an affiliate of Boeing Capital. The lease term is for seven years; the monthly rental is approximately $49,000 plus ten (10%) percent of the monthly deicing revenue. See "Item 1. Description of Business", "Material Contracts."

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         At May 1, 2000, there were 13,445,358 Shares outstanding.

         (a) At such date, the following persons are believed to beneficially own 5% or more of the outstanding class:

                                  Name and Address of                Amount and Nature
      Type of Class                Beneficial Owner                 of Beneficial Owner             Percent of Class

Shares                     Boeing Capital                             2,596,999(1)(2)                    19.32%
                           Services Corporation
                           4060 Lakewood Blvd
                           6th Fl.
                           Long Beach, CA
                           90808 1700

Shares                     David Williams                              995,594 (1)(3)                     7.4%
                           90 Roxborough St. E.
                           Toronto, Ontario
                           M4N 1V8

         At such date, CDS & Co. of Toronto, Canada was the registered holder of 5,805,253

Shares or 43.17% of the outstanding class; and CEDE & CO., with offices in New York, New York, was the registered holder of 4,377,020 Shares, or 32.55% of the outstanding class. The beneficial owners of the Shares held by CDS & CO. and CEDE & CO. are not known.

Notes:

         (1) On June 30, 1999 Boeing Capital and the Company entered into the Boeing Capital Investment Agreement pursuant to which Boeing Capital purchased 2,292,260 Shares and was granted options to purchase a total of 653,145 Shares at a price of Cdn.$1.35 per Share. The options are exercisable within 30 days (the "Exercise Period") from the end of each fiscal quarter of the Company on the basis of one option for each four Shares issued by the Company during the preceding fiscal quarter. The options are exercisable only to the extent that the Company has issued additional Shares within that preceding fiscal quarter upon the conversion or exercise of other convertible or exchangeable securities of the Company outstanding as at June 30, 1999. When the Company, as a result of the exercise of other convertible or exchangeable securities, issues Shares and Boeing Capital elects not to exercise that portion of the options which it is entitled to exercise, that portion of the options which are not so exercised within the Exercise Period will terminate at the end of that Exercise Period. All options granted to Boeing Capital expire on June 30, 2004. As at April 30, 2000, Boeing Capital had exercised all of the options it was entitled to exercise during the first Exercise Period and, pursuant thereto, an additional 304,739 Shares were issued to Boeing Capital, for a total of 2,596,999 Shares. In addition, the Company has granted to Boeing Capital a pre-emptive right to acquire additional securities of the Company to permit it to maintain its proportionate interest in the equity securities of the Company. The pre-emptive right expires on June 30, 2001.

         (2) On June 30, 1999, Boeing Capital, C. John Chew ("Chew"), Timothy P. Seel ("Seel"), Kathleen Seel (the spouse of Seel), David A. Williams ("Williams") and Roxborough Holdings Limited ("Roxborough") entered into a shareholders agreement (the "Shareholder's Agreement"). Chew, Seel, Williams Ms. Seel and Roxborough, agreed to vote in favor of the election of Boeing Capital's designated nominees to the board of directors of the Company. These shareholders also agreed to recommend to the board of directors of the Company that Boeing Capital be permitted to increase to 25% its proportionate interest in outstanding Shares if and when the Company intends to issue additional Shares. The Shareholders Agreement terminates on or before June 30, 2001.

         (3) The Shares owned by Mr. Williams are held in a retirement savings plan registered under the Income Tax Act (Canada) of which Mr. Williams is the beneficiary. Mr. Williams has been granted options to acquire 122,600 Shares, all of which are exercisable within 60 days of the date hereof.

         (b) On May 1, 2000, management beneficially owned Shares as follows:


        Name and Address of                    Title of            Amount and Nature of             Percent of
         Beneficial Owner                       Class              Beneficial Ownership               Class
C. John Chew (Director)                         Shares           428,000 (Direct)                   3.18%
113 Holiview Road
Ellicotville, New York 14731

Timothy P. Seel                                 Shares           521,819 (Direct)                   3.88%
(Director and Vice President)
139 Zimmerman Blvd.
Tonawanda, New York 14223

Robert J. Metcalfe (Director)                   Shares           Nil                                Nil
84 Garmley Avenue
Toronto, Ontario  M4V 1Z1

John M. Marsh (Director)                        Shares           155,882 (Direct)                   1.16%
R.R.2 Cedar Crest
Port Colborne, Ontario  L3K 5V4

David A. Williams                               Shares           995,594(5)                         7.4%(5)
(Director and Chairman)
90 Roxborough St. E.
Toronto, Ontario  M4N 1V8

Gregory G. O'Hara  (Director)                   Shares           252,640(6)                         1.88%(6)
14 Valley View
Toronto, Ontario  M4T 1L2

Michael Lupynec (Director)                      Shares           Nil                                Nil(7)
375 Parkside Drive
Toronto, Ontario  M6R 2Z6

Thomas J. Motherway (Director)                  Shares           2,596,999(8)                       19.32%
10482 Broadview Place
Santa Ana, California  92705

        Name and Address of                    Title of            Amount and Nature of             Percent of
         Beneficial Owner                       Class              Beneficial Ownership               Class
Colin V.F. Digout                               Shares            10,000(9)                         0.07%(9)
(C.O.O., C.F.O. and
Secretary - Treasurer)
721 Sugarloaf Street
Port Colborne, Ontario L3K 2R6
Canada

        Name and Address of                    Title of            Amount and Nature of             Percent of
         Beneficial Owner                       Class              Beneficial Ownership               Class
Daniel O. Anderson (Director)                   Shares           2,596,999(8)                       19.32%
630-103 Wakefield Court
Long Beach, California 90803

Robert D. Maier                                 Shares           2,000 (Direct)                     0.01%(10)
(Vice President of Sales
and Services)
107 Lindsey Lane
Orchard Park, New York 14127

Notes:

         (1) Mr. Chew has been granted options to acquire 10,000 Shares, all of which are exercisable within 60 days of the date hereof.

         (2) Mr. Seel has been granted options to acquire 55,742 Shares, all of which are exercisable within 60 days of the date hereof.

         (3) Mr. Metcalfe has been granted options to acquire 20,000 Shares, all of which are exercisable within 60 days of the date hereof.

         (4) Mr. Marsh has been granted options to acquire 49,437 Shares, all of which are exercisable within 60 days of the date hereof.

         (5) The Shares owned by Mr. Williams are held in a retirement savings plan registered under the Income Tax Act (Canada) of which Mr. Williams is the beneficiary. Mr. Williams has been granted options to acquire 122,600 Shares, all of which are exercisable within 60 days of the date hereof.

         (6) Of the Shares owned by Mr. O'Hara, 132,640 are held by Mr. O'Hara directly, 10,000 Shares are held by the O'Hara Family Trust, and 120,000 Shares are held by Hara Enterprises Ltd. a company wholly owned by Mr. O'Hara and members of his family. Mr. O'Hara has been granted options to acquire 155,625 Shares, all of which are exercisable within 60 days of the date hereof.

         (7) Mr. Lupynec has been granted options to acquire 32,500 Shares, all of which are exercisable within 60 days of the date hereof.

         (8) These Shares are owned by Boeing Capital. Mr. Motherway is the Chief Executive Officer of Boeing Capital and Mr. Anderson had been the Vice President - Commercial Finance of Boeing Capital until his retirement on April 28, 2000.

         (9) The Shares owned by Mr. Digout are held in a retirement savings plan registered under the Income Tax Act (Canada) of which Mr. Digout is the beneficiary. Mr. Digout has been granted options to acquire 45,000 Shares, all of which are exercisable within 60 days of the date hereof.

         (10) Mr. Maier has been granted options to acquire 37,500 Shares, all of which are exercisable within 60 days of the date hereof. In addition, Mr. Maier holds 7% debentures in the total principal amount of Cdn. $6,900 that are convertible into a total of 6,000 Shares at any time up to May 31, 2000 and into a smaller number of Shares thereafter until May 31, 2004.

         (c) Other than as set forth herein, there are no arrangements known to management which may result in a change in control of the Company.

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

         (a) David A. Williams (58). Mr. Williams has been a member of the board of directors since February, 1996 and was appointed Chairman of the Board on January 10, 2000. From 1977 to the present, Mr. Williams has served as President and portfolio manager for Roxborough Holdings Limited, a private investment company. From 1969 to 1994, Mr. Williams served in various capacities, including Chairman of the Board and Chief Executive Officer, with Beutal Goodman, a securities dealer registered under the Securities Act (Ontario). Mr. Williams currently serves as a director of several public companies, including Phoenix Investment Partners, a U.S. based investment management company, Pico Holdings Inc., a diversified holding company with investments in wholesale water and storage, real estate and minerals, insurance and investment management, and Equisure Financial Network Inc., a financial services company.

         Colin V.F. Digout (47). Mr. Digout joined the Company in February 1998 as its Secretary/Treasurer. In March, 1998 he was appointed Chief Financial Officer. In December 1998, Mr. Digout assumed the additional office of Chief Operating Officer. Mr. Digout is responsible for the general management of the Company, there being no designated Chief Executive Officer. From August 1988 to February 1998, Mr. Digout was Vice President of Finance of Marsh Engineering Limited, a company providing repair and manufacturing services to the marine, utilities and heavy industries. Mr. Digout's responsibility included the supervision of group controllers, the management of banking relationships and the preparation of financial information. Mr. Digout has been a member of the Institute of Chartered Accountants of Ontario since 1980.

         Timothy P. Seel (43). Mr. Seel is one of the Company's founders and has served on the board of directors since January 1995. Mr. Seel is also the Vice President of Engineering and is responsible for all of the Company's engineering and project coordination activities. Mr. Seel has extensive training and over 20 years experience as an alternative energy resource and fuels combustion engineer. He has worked extensively with gas approval authorities worldwide and has established industry procedures in various operations. He maintains a corresponding seat on the Accredited Standards Sub-committee for Gas Fired Infrared Heaters. Mr. Seel has been involved in a range of new technology developments in the energy utilization field and is credited as the inventor or co-inventor on numerous U.S. and foreign patents, including the Company's INFRATEK(R)technology.

         Robert D. Maier (54). Mr. Maier joined the Company in January 1999 as Vice President of Sales and Service. Mr. Maier is responsible for all aspects of the Company's sales and service activities. Mr. Maier has over 30 years of experience in aviation management. Mr. Maier has broad experience in aviation management having held several positions with AMR Services , Inc., a subsidiary of American Airlines, from 1991 to January 1999. Mr. Maier served as Assistant Vice President Technical Sales & Services for AMR Services TX from 1997 to 1999 where he was responsible for new business development and sales for all aviation maintenance services for 260 air carriers. From 1996 to 1997, Mr. Maier was General Manager at AMR Los Angeles where he was responsible for the management of international airport operations including coordinating the handling of baggage within the eight terminal complex, cargo and passenger operations crew and hotel shuttles and group equipment maintenance. From 1994 to 1995, Mr. Maier was General Manager at AMR Hawaii where he was responsible for aircraft maintenance and passenger and ramp services for contract carriers.

         C. John Chew (64). Mr. Chew is one of the Company's founders and served as President and Chief Executive Officer from 1994 to 1998 and Chairman of the Board from 1996 to January 10, 2000. Mr. Chew is now retired from active participation with the Company.


         Michael Lupynec (52). Mr. Lupynec has been a member of the board of directors since February 1996. Mr. Lupynec practices as a professional engineer in Ontario, Canada. From 1999 to the present, Mr. Lupynec has served as Chief Operating Officer of Advantech Solutions Inc., a company involved in software development for staff and vehicle scheduling in the health care industry. From 1997 to 1999, Mr. Lupynec was an independent engineering consultant. From 1993 to 1997, Mr. Lupynec served as President and Chief Executive Officer of American Sensors Inc., a manufacturing and distribution company.

         John M. Marsh (57). Mr. Marsh has been a member of the board of directors since February 1996. From 1972 to 1999, Mr. Marsh was a director and President of Marsh Engineering Limited, a company providing repair and manufacturing services to the marine, utilities and heavy industries. Mr. Marsh resigned his positions with that company in 1999. Mr. Marsh is a director of Home Capital Group, a Toronto Stock Exchange listed company involved primarily in residential mortgage funding.

         Robert J. Metcalfe (59). Mr. Metcalfe has been a member of the board of directors since February 1996. From January 1998 to the present, Mr. Metcalfe has served as Executive Advisor of Developments and Legal Counsel of ClubLink Corporation, a Toronto Stock Exchange listed company involved in the acquisition, development and operation of best-of-class golf club and related amenities. From 1997 to 1998, Mr. Metcalfe was Chairman of the Board of Cohesys Corp., a real estate development company. From 1989 to 1997, Mr. Metcalf was President and Chief Executive Officer of Armadale Properties Limited and General Counsel to the Armadale Group of Companies, a privately-held family enterprise with holdings in, among other things, aviation and charter airline services. From 1970 to 1980, Mr. Metcalfe was a senior partner with Lang Michener, a Toronto-based law firm.

         Thomas J. Motherway (57). Mr. Motherway has been a member of the board of directors since August 1999. From 1994 to the present, Mr. Motherway has served as President and Chief Executive Officer of Boeing Capital, an indirect subsidiary of The Boeing Company.

         Daniel O. Anderson (58). Mr. Anderson has been a member of the board of directors since April 2000. Mr. Anderson had been employed by Boeing Capital, an indirect subsidiary of The Boeing Company, since its inception in 1968, beginning as a financial analyst and most recently as Vice President - Commercial Finance until his retirement on April 28, 2000. Mr. Anderson holds a MBA degree and a B.S. of Science in International Trade degree from the University of Southern California.

         Gregory G. O'Hara (47). Mr. O'Hara has been a member of the board of directors since February 1996. From 1987 to the present, Mr. O'Hara has served as President of Hara Enterprises Limited, a privately held investment company.

Item 6.  Executive Compensation.

                           SUMMARY COMPENSATION TABLE

                                                                                                                Long Term
                                                                                        Annual                Compensation
                                                                                     Compensation                Awards

              NAME                         PRINCIPAL                YEAR                SALARY                 SECURITIES
                                            POSITION                                     ($)                   UNDERLYING
                                                                                                                 OPTIONS
                                                                                                                  /SARS

Colin V. F. Digout                 Chief Operating             10/31/99                         $99,231
                                   Officer and Chief
                                   Financial Officer(4)

                                   Chief Financial             10/31/98                         $52,307                    64,000
                                   Officer

C. John Chew                       Chairman                    10/31/99                         $90,000

                                   President and               10/31/98                        $108,056                     6,000
                                   CEO

                                   President and               10/31/97                         $76,500                     7,500
                                   CEO

Timothy P.  Seel                   Vice President              10/31/99                         $97,116                   120,000

                                                               10/31/98                         $92,519                     3,738

                                                               10/31/97                         $76,500                     2,004

Robert D. Maier                    Vice President              10/31/99                        $114,808


Option/SAR Grants in Last Fiscal Year (ended October 31, 1999)

Individual Grants

--------
         (4) The Company does not have a designated Chief Executive Officer.

              (a)                           (b)                      (c)                   (d)                 (e)
                                         Number of                % of Total
                                        Securities               Options/SARs
                                        Underlying                Granted to             Exercise
                                       Options/SARs              Employees in          Price (Cdn.          Expiration
              Name                      Granted (#)              Fiscal Year             $/Share)              Date

Colin V.F. Digout(5)                                  Nil
Chief Operating Officer

C. John Chew                                        6,000                      1.29%            $3.70  Dec. 21, 2004
Director

Timothy P. Seel                                   100,000                                       $1.30  Dec. 18, 2003
Vice President, Director
                                                   20,000                                       $1.30  Jan. 21, 2004

                                                  120,000                     25.78%

Robert D. Maier                                    50,000                     10.74%            $1.80  Dec. 18, 2003
Vice President


Aggregated Options/SAR Grants in Last Fiscal Year and Fiscal Year End (ended October 31, 1999 Option/SAR Values

Aggregated Exercises (in U.S. Dollars)

                  (a)                          (b)              (c)                    (d)                      (e)
                                                                                    Number of                Value of
                                                                                   Securities               Unexercised
                                                                                   Underlying              In-the-Money
                                                                                   Unexercised             Options/SARs
                                                                                 Options/SARs at           at FY-End ($)
                                                                                   FY-End (#)

                                            Shares
                                            Acquired           Value
                                           on Exercise        Realized            Exercisable/             Exercisable/
                 Name                          (#)              ($)               Unexercisable            Unexercisable
Colin V.F. Digout - exercisable                       Nil              Nil                     50,000                $10,195
                                                                                               14,000                 $9,515
                                                                                               64,000                $19,710

--------
         (5) The Company does not have a designated Chief Executive Officer.

                                                                                    Number of                Value of
                                                                                   Securities               Unexercised
                                                                                   Underlying              In-the-Money
                                                                                   Unexercised             Options/SARs
                                                                                 Options/SARs at           at FY-End ($)
                                                                                   FY-End (#)

                                            Shares
                                            Acquired           Value
                                           on Exercise        Realized            Exercisable/             Exercisable/
                 Name                          (#)              ($)               Unexercisable            Unexercisable
                                                                                    Number of                Value of
C. John Chew-exercisable                           12,000          $26,025                     20,000                 $4,076

C. John Chew-exercisable                                                                        6,000                    Nil

Timothy P. Seel-exercisable                                                                    20,000                 $4,078

                                                                                                2,004                 $1,975

                                                                                                3,738                 $3,811

                                                                                              100,000               $101,951

                                                                                               20,000                $20,390

                                                                                              145,742               $132,205

Robert D. Maier-exercisable                                                                    50,000                $33,984

         The Company has entered into employment agreements with C. John Chew, Colin V.F. Digout, Robert D. Maier, and Timothy P. Seel, all of which obligate the Company to make certain payments to the employee upon his termination or a change in control of the Company, as defined in the agreement. All employment agreements contain provisions requiring the employee to maintain the confidentiality of Company information and, upon termination, preventing him from competing with the Company.

         C. John Chew, the Company's Chairman of the Board (until he resigned on January 10, 2000) and director entered into an employment agreement with the Company dated October 30, 1998, which provides for an annual salary of $90,000. His salary terminates in July 2000.

         Timothy P. Seel, director and Vice President of Engineering, entered into an employment agreement with the Company dated November 1, 1999. Mr. Seel's base salary is $100,000. In the event of Mr. Seel's termination for reasons other than death, incapacity or cause (as defined in the agreement), the Company is obligated to continue the base salary and any benefit arrangements for three (3) years, and make a lump sum payment equal to the average annual performance bonus, if any, paid to him prorated for a period of three (3) years.

         Robert D. Maier, Vice President of Sales and Service, entered into an employment agreement with the Company dated November 30, 1998. Mr. Maier's current base salary is $100,000. In the event of Mr. Maier's termination for reason other than death, incapacity, or cause (as defined in the agreement), the Company is obligated to continue his base salary and any benefit arrangements for two (2) years, and make a lump sum payment equal to the average annual performance bonus, if any, paid to him, prorated for a period of two (2) years. Mr. Maier was paid an additional, one-time payment of $40,000 pursuant to the employment agreement.

         Colin V.F. Digout, Chief Operating Officer, Chief Financial Officer and Secretary/Treasurer entered into an employment agreement with the Company dated February 2, 1999. Mr. Digout's current Base Salary is $100,000. In the event of Mr. Digout's termination for reasons other than death, incapacity, or cause (as defined in the agreement), the Company is obligated to continue his Base Salary and any benefit arrangements for a period of two (2) years, and make a lump sum payment to him equal to the average annual performance bonus, if any, paid to him, prorated for a period of two (2) years.

         The directors of REC are entitled to receive fees equal to Cdn. $5,000 per year plus Cdn. $500 per meeting for each meeting attended in person, and Cdn. $250 per meeting for each meeting attended via telephone. Each director who is a member of a committee of the board is entitled to receive Cdn. $250 per meeting for each meeting attended and which is held separate from a meeting of the board.

Item 7.  Certain Relationships and Related Transactions.

         On July 31, 1998, the Company entered into a loan agreement with Timothy P. Seel, Heptagon Investments Ltd., E&M Machinery, a retirement savings plan registered under the Income Tax Act (Canada) for the benefit of David A. Williams, Patrick Brigham, and Hara Enterprises Limited pursuant to which the Company borrowed approximately Cdn.$741,939. As at July 31, 1998, Heptagon Investments Ltd. was a related party of Ian Barnett; E&M Machinery was a related party of John M. Marsh; and Hara Enterprises Limited was a related party of Gregory G. O'Hara. Messrs. Seel, Barnett, Marsh, Williams, Brigham and O'Hara were then (and Messrs. Seel, Marsh, Williams and O'Hara continue to be) directors or officers, or both, of the Company. Effective May 8, 1999, the Company entered into agreements with each of the lenders (other than Mr. Williams) for the repayment of the indebtedness owed to them and repaid such indebtedness by issuing a total of 366,647 Shares at a price of Cdn.$1.15 per share and paying a total of Cdn.$111,500 in cash. On June 3, 1999, the Company repaid the total indebtedness (approximately Cdn.$208,794) owed to Mr. Williams.

         On June 24, 1999, the Company and Boeing Capital entered into the Boeing Capital Financing Agreement, pursuant to which Boeing Capital or its assignee agreed to provide financing of up to $10,000,000 (or $2,400,000 per facility) to RAS for the construction and installation of deicing facilities. Thomas J. Motherway, a director of the Company, is President of Boeing Capital. Daniel O. Anderson, a director of the Company, was Vice President - Commercial Finance of Boeing Capital until his resignation on June 28, 2000. On December 20, 1999, RAS sold the Newark Facility to MDFC. By equipment lease agreement dated December 20, 1999, RAS leased the Newark Facility from MDFC for a period of 7 years or 84 months at a monthly rental of approximately $49,000 plus 10% of deicing revenue.

         On June 30, 1999, REC entered into the Boeing Capital Investment Agreement with Boeing Capital pursuant to which Boeing Capital purchased a total of 2,292,260 Shares and was granted options to purchase an additional 653,145 Shares at an exercise price of Cdn.$1.35 per Share. The purchased securities represent a 20% ownership interest in the equity securities of the Company. The options are exercisable within 30 days (the "Exercise Period") of the end of each fiscal quarter of the Company commencing December 31, 1999 on the basis of one option for each four Shares issued by the Company during the preceding fiscal quarter. The options are exercisable only to the extent that the Company has issued additional Shares within that preceding fiscal quarter upon the conversion or exercise of other convertible or exchangeable securities of the Company outstanding as at June 30, 1999. When the Company, as a result of the exercise of other convertible or exchangeable securities, issues Shares and Boeing Capital elects not to exercise that portion of the options which it is entitled to exercise, that portion of the options which are not so exercised within the Exercise Period will terminate at the end of that Exercise Period. All options granted to Boeing Capital expire on June 30, 2004. As at May 1, 2000, Boeing Capital had exercised all of the options it was entitled to exercise and, pursuant thereto, an additional 159,841 Shares were issued to Boeing Capital, brining its total shareholdings to 2,596,999 Shares. In addition, the Company has granted to Boeing Capital a pre-emptive right to acquire additional securities of the Company to permit it to maintain its proportionate interest in the equity securities of the Company. The pre-emptive right expires on June 30, 2001. Mr. Motherway, a director of the Company, is President of Boeing Capital. Mr. Anderson, a director of the Company, was previously Vice President - Commercial Finance for Boeing Capital.

         On June 30, 1999, Boeing Capital, C. John Chew, Timothy P. Seel, Kathleen Seel (the spouse of Timothy P. Seel), David A. Williams ("Williams") and Roxborough Holdings

Limited ("Roxborough") entered into the Shareholders Agreement. Messrs. Chew, Seel, Williams and Ms. Seel and Roxborough agreed to vote in favor of the election of Boeing Capital's designated nominees to the board of directors of the Company. These shareholders have also agreed to recommend to the board of directors of the Company that Boeing Capital be permitted to increase to 25% its proportionate interest in outstanding Shares if and when the Company intends to issue additional Shares. The Shareholders Agreement terminates on or before June 30, 2001.

         C. John Chew and Timothy P. Seel entered into a Patent Royalty Agreement with the Company on January 29, 1995 (the "Royalty Agreement"), granting the Company exclusive rights to the patent applications covering the INFRATEK(R) technology, subject to payment of a 2% royalty (to a maximum of $1,000,000) to Messrs. Chew and Seel. The Royalty Agreement also granted the Company the right to purchase the patent applications from Messrs. Chew and Sell for $500,000. The Company exercised this right, paying Messrs. Chew and Seel $500,000 on October 31, 1995.

Item 8.  Description of Securities.

         The Company's capital consists of Shares. At May 1, 2000, 13,445,358 Shares were outstanding; the Company is authorized to issue an unlimited number of Shares.

         Each Share is fully paid and non-assessable, carries one vote at all meetings of shareholders, participates ratably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of the Company available to shareholders in the event of the liquidation, dissolution, or winding up of the Company. There are no pre- emptive rights or cumulative voting rights in the Company's charter.

         In connection with the Boeing Capital Investment Agreement, Boeing Capital is entitled to designate a number of nominees, in proportion to its holdings, for election or appointment to the Company's board of directors. Boeing Capital and certain shareholders of the Company holding 1,928,126 Shares (as at January 20, 2000) have agreed to vote all of their Shares in favor of Boeing Capital's nominees to the Company's board of directors and to recommend to it that additional Shares be issued to Boeing Capital, if as and when subscribed for, to allow Boeing Capital to increase its equity investment in the Company to 25%.

                                     PART II

Item 1. Market Price of and Dividend on the Registrant's Common Equity and Related Stockholder Matters.

         The Shares are traded on the Canadian Dealing Network, Inc. ("CDN") under the symbol "MELT."

         The high and low bid prices for 1998, 1999, and the first and second quarters of 2000, as reported by the CDN, in Canadian dollars were:

                                1998                       1999                      2000

                        LOW            HIGH          LOW         HIGH         LOW            HIGH

1st Qtr.               $1.60           $3.35       $1.10        $2.10       $2.80            $9.00

2nd Qtr.                1.35            2.50        1.10         1.70        4.60            9.125

3rd Qtr.                1.25            1.90        1.70         4.10

4th Qtr.                1.25            1.85        2.60         4.65

         CDN quotations represent inter-dealer prices, without mark-ups, commissions, etc., and they may not necessarily be indicative of actual sales prices.

         (a) At May 1, 2000, there were 237 shareholders of record.

         (b) No dividends have ever been declared.

Item 2.  Legal Proceedings.

         None.

Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities.


         The chart below sets forth all securities sold by the Company within the last three years without registering the securities under the Securities Act of 1933, as amended (the "1933

Act"). The securities issued to U.S. persons were issued pursuant to the exemption from registration set forth in Section 4(2) of the 1933 Act as transactions not involving a public offering due to the (a) limited number of purchasers in each instance, and (b) fact that the purchasers were given access to the kind of information that a registration statement under the 1933 Act would have provided ("Section 4(2) Exemption"). The securities issued to non-U.S. persons were issued pursuant to Regulation S, promulgated under the 1993 Act ("Regulation S"). Shares were issued in connection with the exercises of incentive stock options in accordance with the requirements of Rule 701. Shares issued in connection with the conversion of the 7% Debentures were issued pursuant to the exemption set forth in Section 3(a)(9).


         All conversions of the 6% Debentures (issued in a 1997 Canadian rights offering) and the 7% Debentures (issued in a 1999 Canadian rights Offering) were made by the original subscribers to the respective Offerings.


         All exercises of incentive stock options were made by persons included in the Company's stock option plan.


         All exercises of the 1996 Warrants were made by persons who received them in connection with the 1996 amalgamation with Northern Atlas Inc.


           DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                                    SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                             ACT

May 22, 1997               6% Redeemable                     Rights offering to then              Thomson Kernaghan & Co. Ltd.
                           Convertible Secured               existing shareholders exempt         ("TK"), as soliciting dealer,
                           Debentures (the "6%               from prospectus and                  received a management fee equal
                           Debentures") in the total         registration requirements            to 4% of the gross proceeds of the
                           principal amount of               under the Securities Act             offering (Cdn.$45,360).  In
                           Cdn.$1,134,000                    (Ontario)./Section 4(2)              addition, brokers, including TK,
                                                             Exemption;                           Regulation S were entitled to
                                                                                                  receive a solicitation fee equal
                                                                                                  to 4% of the gross proceeds. TK
                                                                                                  received a total of Cdn.$65,620 in
                                                                                                  management and solicitation fees.

May 22, 1997               6% Debentures in the total        Compensation option granted
                           principal amount of               to TK under the rights
                           Cdn.$113,400                      offering of 6% Debentures./
                                                             Regulation S

Aug. 1-31, 1997            110,000 Shares                    Conversion of 6%
                                                             Debentures./  Regulation S

Sept. 1-30, 1997           28,400 Shares at Cdn.$2.50        Exercise of warrants (the
                           per Share                         "1996 Warrants") issued in
                                                             connection with the

           DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                                    SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                             ACT

                                                             amalgamation of Northern Atlas
                                                             Inc. and Radiant Energy Corporation
                                                             in February 1996./ Regulation S

Sept. 1-30, 1997           62,400 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

Oct. 17, 1997              7,500 Shares at Cdn.$1.35         Exercise of incentive stock
                           per Share                         options by Michael Kull
                           20,000 Shares at Cdn.             (employee at RAS and U.S.
                           $1.30 per Share                   citizen)./  Section 4(2)
                                                             Exemption

Feb. 6, 1998               22,648 Shares at Cdn.$2.50        Exercise of 1996 Warrants./
                           per Share                         Regulation S

Feb. 15, 1998              19,000 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

Feb. 18, 1998              35,200 Shares at Cdn.$2.00        Exercise of Warrants by TK./
                           per Share                         Regulation S

Feb. 28, 1998              50,000 Shares at Cdn.$3.00        Issued to Jay Jaski in
                           per Share(1)                      exchange for the transfer to
                                                             the Company of all of the
                                                             shares of Deice Canada Ltd./
                                                             Regulation S

Mar. 18, 1998              9,750 Shares at Cdn.$1.35         Exercise of incentive stock
                           per Share and 30,000              options by David Hecht,
                           Shares at Cdn.$2.50 per           former executive officer./
                           Share                             Section 4(2) Exemption

Mar. 1-31, 1998            15,000 Shares at Cdn.$2.50        Exercise of 1996 Warrants./
                           per Share                         Regulation S

Mar. 31, 1998              65,000 Shares                     Conversion of 6% Debentures
                                                             issued to TK./  Regulation S

May 31, 1998               709,600 Shares                    Conversion of 6%
                                                             Debentures./  Regulation S

June 1-30, 1998            28,000 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

July 1-31, 1998            51,000 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

Aug. 31, 1998              50,000 Shares at Cdn.$1.30        C. John Chew and Timothy P.
                           per Share                         Seel (25,000 each) as
                                                             compensation./  Section 4(2)
                                                             Exemption

Nov. 1-30, 1998            42,500 Shares at Cdn.$1.35        Exercise of incentive stock
                           per Share                         options. Section 4(2)
                                                             Exemption

Dec. 1-31, 1998            16,666 Shares at Cdn.$1.50        Private placement to officer of

           DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                                    SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                             ACT

                           per Share                         the Company (Colin V. F./
                                                             Digout./  Regulation S

Mar. 1-31, 1999            10,000 Shares at Cdn.$1.25        Private placement to Colin
                           per Share                         V.F. Digout./  Regulation S

Apr. 1-30, 1999            50,000 Shares at Cdn.$1.09        Private placement to Colin
                           per Share                         V.F. Digout./  Regulation S

May 1-8, 1999              366,647 Shares at                 Conversion of indebtedness in
                           Cdn.$1.15 per Share               the principal amount of
                                                             Cdn.$421,644 owed to
                                                             directors and their affiliates./
                                                             Regulation S

May 6, 1999                25,000 Shares at Cdn.             Private placement to Colin
                           $1.14 per Share, 30,000           V.F. Digout./  Regulation S
                           Shares at Cdn. $1.18 per
                           Share and 145,000 Shares at
                           Cdn. 1.24 per share

May 28, 1999               7% Convertible                    Rights offering to then              Brant Securities Limited
                           Redeemable Secured                existing shareholders exempt         ("Brant"), as soliciting dealer,
                           Subordinated Debentures           from prospectus and                  management fee equal to 2% of the
                           (the "7% Debentures") in          registration requirements            received a gross proceeds of the
                           the total principal amount of     under the Securities Act             offering (Cdn.$37,784). In
                           Cdn.$1,889,200                    (Ontario)./  Regulation S            addition, brokers, including
                                                                                                  Brant, were entitled to receive a
                                                                                                  solicitation fee equal to 5% of
                                                                                                  the gross proceeds. Brant received
                                                                                                  a total of Cdn$64,500 in
                                                                                                  management and solicitation fees.
June 1-30, 1999            56,080 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

June 1-30, 1999            321,490 Shares                    Conversion of 7%
                                                             Debentures. / Regulation S

June 30, 1999              2,292,260 Shares for              Private placement to Boeing          R.H. Caruso & Co., Inc. received
                           $2,330,242.96                     Capital. /Section 4(2)               a cash fee of 3% of the
                                                             Exemption                            subscription price for the Shares
                                                                                                  purchased by Boeing Capital
                                                                                                  Services Corporation.

July 1-31, 1999            217,660 Shares                    Conversion of 7%
                                                             Debentures./  Regulation S

July 1-31, 1999            80,000 Shares at Cdn.$1.40        Exercise of options by Brant
                           per Share                         Securities Limited./
                                                             Regulation S

Aug. 1-31, 1999            105,829 Shares                    Conversion of 7%
                                                             Debentures./  Regulation S

Aug. 1-31, 1999            7,500 Shares at Cdn.$1.35         Exercise of incentive stock

           DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                                    SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                             ACT

                           per share and 4,500 Shares        options./ Section  4(2)
                           at Cdn. $1.30 per share           Exemption

Sept. 1-30, 1999           43,479 Shares                     Conversion of 7%
                                                             Debentures./  Regulation S

Sept. 24, 1999             105,840 Shares                    Redemption of all outstanding
                                                             6% Debentures./  Regulation S

Oct. 1-31, 1999            1,826 Shares                      Conversion of 7%
                                                             Debentures./  Regulation S

Dec. 1-31, 1999            43,480 Shares                     Conversion of 7%
                                                             Debentures. / Regulation S

Dec. 10-29, 1999           29,250 Shares at Cdn.$1.30        Exercise of incentive stock
                           per Share                         options./  Section 4(2)
                                                             Exemption

Jan.21, 2000               159,841 Shares at                 Exercise of options by Boeing
                           Cdn.$1.35 per Share               Capital./ Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            109,500 Shares at                 Exercise of incentive stock
                           Cdn.$1.30 per Share               options./ Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            170,000 Shares at                 Exercise of incentive stock
                           Cdn.$1.35 per Share               options./ Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            41,000 Shares at Cdn.$1.80        Exercise of incentive stock
                           per Share                         options./ Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            9,000 Shares at Cdn.$2.00         Exercise of incentive stock
                           per Share                         options./Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            5,000 Shares at Cdn.$3.45         Exercise of incentive stock
                           per Share                         options./  Regulation S

Jan. 1-28, 2000            5,000 Shares at Cdn.$3.45         Exercise of incentive stock
                           per Share                         options. / Regulation S

Jan. 27, 2000              130,400 Shares at Cdn.            Conversion of 7%
                           $1.15 per Share                   debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Jan. 1-31, 2000            20,609 Shares at Cdn.             Conversion of 7%
                           $1.15 per Share                   debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Feb. 1, 2000               18,957 Shares at Cdn.             Conversion of 7%
                           $1.15 per Share                   Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Feb. 1, 2000               1,826 Shares at Cdn. $2.50        Conversion of 7% of
                           per Share                         Debenture./Regulation S,

           DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                                    SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                             ACT

                                                             Section 3(a)(9) Exemption

Feb. 2, 2000               20,000 Shares at Cdn.             Exercise of incentive stock
                           $2.50 per Share                   options./Section 4(2)
                                                             Exemption/ Rule 701

Feb. 2, 2000               6,000 Shares at Cdn. $3.75        Exercise of incentive stock
                           per Share                         options./Section 4(2)
                                                             Exemption / Rule 701

Feb. 9, 2000               128,526 Shares at Cdn.            Conversion of 7%
                           $1.15 per Share                   Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Feb. 9, 2000               69,568 Shares at Cdn.             Conversion of 7%
                           $1.15 per Share                   Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Feb. 16, 2000              34,784 Shares at Cdn.             Conversion of 7%
                           $1.15 per Share                   Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Feb. 17, 2000              1,739 Shares at Cdn. $1.15        Conversion of 7%
                           per Share                         Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Feb. 25, 2000              5,478 Shares at Cdn. $1.15        Conversion of 7%
                           per Share                         Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Feb. 25, 2000              2,434 Shares at Cdn. $1.15        Conversion of 7%
                           per Share                         Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Feb. 28, 2000              434 Shares at Cdn. $1.15          Conversion of 7%
                           per Share                         Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Mar. 6, 2000               1,826 Shares at Cdn. $1.15        Conversion of 7%
                           per Share                         Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Mar. 6, 2000               5,652 Shares at Cdn. $1.15        Conversion of 7%
                           per Share                         Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Mar. 9, 2000               6,000 Shares at Cdn. $2.00        Exercise of incentive stock
                           per Share                         options./Section 4(2)
                                                             Exemption  /Rule 701

Mar. 9, 2000               2,000 Shares at Cdn. $1.80        Exercise of incentive stock
                           per Share                         options./Section 4(2)
                                                             Exemption   /Rule 701

Mar. 9, 2000               3,000 Shares at Cdn. $3.70        Exercise of incentive stock
                           per Share                         options./Section 4(2)
                                                             Exemption  /Rule 701

Mar. 9, 2000               1,000 Shares at Cdn. $1.15        Exercise of incentive stock

           DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                                    SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                             ACT

                           per share.                        options./ Section 4(2)
                                                             Exemption /Rule 701

Mar. 9, 2000               17,875 Shares at Cdn.             Exercise of incentive stock
                           $2.50 per Share                   options./Section 4(2)
                                                             Exemption  /Rule 701

Mar. 14, 2000              15,000 Shares at Cdn.             Exercise of incentive stock
                           $1.40 per Share                   options./Section 4(2)
                                                             Exemption  /Rule 701

Mar. 16, 2000              434 Shares at Cdn. $1.15          Conversion of 7%
                           per Share                         Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

Mar. 23, 2000              8,696 Shares at Cdn. $1.15        Conversion of 7%
                           per Share                         Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

April 10, 2000             29,044 Shares at Cdn.             Conversion of 7%
                           $1.15 per Share                   Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

April 10, 2000             43,480 Shares at Cdn.             Conversion of 7%
                           $1.15 per Share                   Debenture./Regulation S,
                                                             Section 3(a)(9) Exemption

April 14, 2000             144,898 Shares at Cdn.            Exercise of options by Boeing
                           $1.35 per Share                   Capital/Section 4(2)
                                                             Exemption

April 17, 2000             26,609 Shares at Cdn.             Conversion of 7%
                           $1.15 per Share                   Debentures./Regulation S,
                                                             Section 3(a)(9) Exemption

(1) On February 28, 1998, 50,000 Shares were issued in exchange for all of the issued and outstanding shares of Deice Canada Inc. pursuant to an agreement between the parties. At the time of the acquisition, Deice Canada Inc. was an inactive company and its sole asset was the exclusive right to distribute the INFRATEK(R) deicing systems in Canada, which it acquired in April of 1997. Subsequent to the completion of this transaction, Deice Canada Inc. was dissolved.

Item 5.  Indemnification of Directors and Officers.

         The by-laws provide that directors and officers will be indemnified from and against all liabilities, costs and expenses in respect to any action brought against them relating to their duties as an officer or director.

                                    PART F/S

Financial Statements

         1. Consolidated Financial Statements for the years ended October 31, 1999 and 1998 with Auditors Report dated January 10, 2000, prepared by Ernst & Young. Page F-1.

         2. Consolidated Financial Statements (unaudited) for the period ended April 30, 2000. Page F-19.

                                    PART III

Item 1.  Index to Exhibits.

Exhibit           Description

(Reference is made to Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on February 24, 2000 for Exhibits 2(a), 2(b), 2(d), 3, 5, 6(a) -6(l), and 13, and to the Quarterly Report on Form 10Q-SB, for the quarter ended April 30, 2000, filed with the Securities and Exchange Commission on June 13, 2000, for Exhibit 2(c) ).

2(a) Articles of Incorporation dated October 21, 1994; Articles of Amendment dated October 5, 1995.

2(b)              Certificate of Amalgamation dated February 21, 1996;
                  Certificate of Continuance dated February 21, 1996.

2(c)              Certificate of Amendment of Articles of Amalgamation, dated
                  May 24, 2000.

2(d)              By-laws.

(3) Trust Indenture dated as of May 28, 1999 among and between Radiant Energy Corporation, Radiant Aviation Services, Inc. and the Trust Company of Bank of Montreal respecting 7% Debentures.

(5) Agreement dated June 30, 1999 among and between Boeing Capital Services Corporation, Charles John Chew and others (the "Shareholders Agreement").

6(a) Agreement dated June 30, 1999 between Company and Boeing Capital Services Corporation ("Boeing Capital Investment Agreement").

6(b) Agreement dated June 24, 1999 between Radiant Aviation Services, Inc. and Boeing Capital Corporation ("Boeing Capital Financing Agreement").

6(c) Agreement dated September 9, 1999 between Radiant Aviation Services, Inc. and Continental Airlines Inc. (the "Continental Agreement").

6(d) Agreement dated May 10, 1999 between Company and Lufthansa Engineering and Operational Services GMBH (the "Lufthansa Agreement").

6(e)              Agreement between Company and C. John Chew dated October 30,
                  1998.

6(f)              Agreement between Company and Timothy P. Seel dated November
                  1, 1999.

6(g)              Agreement between Company and Robert D. Maier dated November
                  30, 1998.

6(h)              Agreement between Company and Colin V.F. Digout dated February
                  2,1999.

6(i) Agreement between Company and Timothy P. Seel dated July 31, 1998 (the "Loan Agreement").

6(j) Lease Agreement dated December 20, 1999 between Radiant Aviation Services, Inc. and MDFC Equipment Leasing Corporation.

6(k)              Company Stock Option Plan, as amended April 3, 1998.

6(l) Patent Royalty Agreement between Messrs. Chew and Seel and the Company dated January 29, 1995.


6(m) Agreement between Company and Oakmoor Enterprises Inc. dated March 17, 1997. Page 88.


(13)              Form F-X.

                                   SIGNATURES

         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              RADIANT ENERGY CORPORATION



Date: September 15, 2000                      By: /s/ Colin V.F. Digout
                                                 ----------------------
                                              Colin V.F. Digout
                                              Chief Operating Officer

                                        CONSOLIDATED FINANCIAL STATEMENTS


                                        RADIANT ENERGY CORPORATION



                                        October 31, 1999 and 1998

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Radiant Energy Corporation

We have audited the consolidated balance sheets of Radiant Energy Corporation as at October 31, 1999 and 1998 and the consolidated statements of shareholder's equity, loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Radiant Energy Corporation as at October 31, 1999 and 1998 and the consolidated results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

On January 10, 2000, we reported separately to the shareholders of Radiant Energy Corporation on the consolidated financial statements for the same years, prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada.






                                                           /s/ Ernst & Young LLP
Hamilton, Canada,
January 10, 2000 [except as to note 11
which is at September 11, 2000]                            Chartered Accountants

Radiant Energy Corporation
Amalgamated under the laws of Canada

                           CONSOLIDATED BALANCE SHEETS
                                 [U.S. dollars]

As at October 31



                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------------
ASSETS

Current

Cash and term deposits [note 4]                                      1,981,232                 --
Accounts receivable                                                         --             30,000
Inventory                                                               13,912             13,912
Deposits and prepaid expenses                                        1,203,316             24,168
-------------------------------------------------------------------------------------------------------
Total current assets                                                 3,198,460             68,080
-------------------------------------------------------------------------------------------------------
Deferred charges                                                        67,809              8,031
Patents [note 2]                                                       357,634            367,271
Capital [note 3]                                                       663,336            672,421
-------------------------------------------------------------------------------------------------------
                                                                     4,287,239          1,115,803
=======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Bank overdraft                                                              --              4,578
Accounts payable and accrued liabilities                               815,021            170,158
Current portion of long-term debt [note 4]                              68,484            256,980
-------------------------------------------------------------------------------------------------------
Total current liabilities                                              883,505            431,716
-------------------------------------------------------------------------------------------------------
Deferred income taxes                                                    4,402              8,118
Long-term debt [note 4]                                                871,808            250,066
Shareholders' equity
Share capital [note 5]                                               8,721,039          5,243,320
Cumulative comprehensive income                                          5,380              9,922
Deficit                                                             (6,198,895)        (4,827,339)
-------------------------------------------------------------------------------------------------------
Total shareholders' equity                                           2,527,524            425,903
-------------------------------------------------------------------------------------------------------
                                                                     4,287,239          1,115,803
=======================================================================================================

See accompanying notes

On behalf of the Board:


                                    Director                      Director

Radiant Energy Corporation

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDER'S EQUITY
                                 [U.S. dollars]

Years ended October 31


                                                                                 Accumulated other
                                                Common        Comprehensive        comprehensive     Retained
                                                 stock           income               income         earnings               Total
                                                   $                $                    $               $                    $
------------------------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1997                       4,371,672               --            45,568         (3,558,289)          858,951
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                               --       (1,269,050)               --         (1,269,050)       (1,269,050)
Foreign currency translation, net of tax               --          (35,646)          (35,646)                --           (35,646)
                                                               ------------
Comprehensive income                                   --       (1,304,696)               --                 --                --
                                                                 ----------
Proceeds on issue of shares [note 5]              871,648               --                --                 --           871,648
------------------------------------------------------------------------------------------------------------------------------------
Balance, October 31, 1998                       5,243,320                              9,922         (4,827,339)          425,903
------------------------------------------------------------------------------------------------------------------------------------

Net loss                                               --       (1,371,556)               --         (1,371,556)       (1,371,556)
Foreign currency translation, net of tax               --           (4,542)           (4,542)                --            (4,542)
                                                               ------------
Comprehensive income                                   --       (1,376,098)               --                 --                --
                                                                -----------
Proceeds on issue of shares [note 5]            3,477,719               --                --                 --         3,477,719
------------------------------------------------------------------------------------------------------------------------------------
Balance, October 31, 1999                       8,721,039                              5,380         (6,198,895)        2,527,524
====================================================================================================================================


See accompanying notes

Radiant Energy Corporation

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                 [U.S. dollars]

Years ended October 31




                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------------
REVENUE                                                                  5,500            963,009

Cost of sales                                                            4,064            625,156
-------------------------------------------------------------------------------------------------------
Gross profit                                                             1,436            337,853
Interest income                                                         37,471              6,155
-------------------------------------------------------------------------------------------------------
                                                                        38,907            344,008
-------------------------------------------------------------------------------------------------------

EXPENSES

Marketing                                                              433,192                 --
General and administrative                                             618,412            175,323
Research and product development                                       189,410            869,610
Patent rights settlement [note 2]                                           --            384,315
Depreciation and amortization                                          128,843            156,746
Interest                                                                40,606             27,064
-------------------------------------------------------------------------------------------------------
                                                                     1,410,463          1,613,058
-------------------------------------------------------------------------------------------------------
Loss for year                                                       (1,371,556)        (1,269,050)

Deficit, beginning of year                                          (4,827,339)        (3,558,289)
-------------------------------------------------------------------------------------------------------
Deficit, end of year                                                (6,198,895)        (4,827,339)
=======================================================================================================

Loss per common share                                                    (0.15)             (0.17)
=======================================================================================================

See accompanying notes

Radiant Energy Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 [U.S. dollars]

Years ended October 31




                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Loss for year                                                       (1,371,556)        (1,269,050)
Add (deduct) item not affecting cash
  Depreciation and amortization                                        128,837            156,746

  Deferred taxes                                                        (3,716)           (29,165)
-------------------------------------------------------------------------------------------------------
                                                                    (1,246,435)        (1,141,469)
Change in non-cash working capital items relating to
   operating activities
   Deposits and prepaid expenses                                    (1,157,440)            51,312
   Accounts payable and accrued liabilities                            625,487              8,244
   Accounts receivable                                                  30,912            (31,630)
   Inventories                                                             665            802,898
-------------------------------------------------------------------------------------------------------
Cash used in operating activities                                   (1,746,811)          (310,645)
-------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Purchase of capital assets                                             (63,101)          (709,329)
Proceeds on sale of capital assets                                          --              5,797
-------------------------------------------------------------------------------------------------------
Cash used in investing activities                                      (63,101)          (703,532)
-------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Issuance (repayment) of long-term debt                                 401,450           (152,097)
(Increase) decrease in deferred charges                                (55,978)            36,026
Issuance of common shares                                            3,477,719            871,648
-------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                3,823,191            755,577
-------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents           (27,469)            12,800
-------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and term deposits                    1,985,810           (245,800)
Cash (overdraft) and term deposits, beginning of year                   (4,578)           241,222
-------------------------------------------------------------------------------------------------------
Cash (overdraft) and term deposits, end of year                      1,981,232             (4,578)
=======================================================================================================

Cash interest paid                                                      21,702             42,729
=======================================================================================================

See accompanying notes

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

Radiant Energy Corporation is a company incorporated primarily to provide services in the aviation industry through the development and marketing of its InfraTek radiant energy deicing technology. The company is in its early stages of its operations and its ability to continue as a going concern is dependent upon achieving a profitable level of operations and obtaining sufficient cash flow and financing. These consolidated financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those in these consolidated financial statements.

Basis of presentation

The consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Consolidated financial statements prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada were previously made available to shareholders and filed with various securities regulatory authorities.

For purposes of these consolidated financial statements, the company has adopted the U.S. dollar as the reporting currency effective October 31, 1999. This improves investors' ability to compare the company's results with those of most other publicly traded businesses in the industry. These consolidated financial statements have been translated from Canadian dollars to U.S. dollars by translating assets and liabilities at the rate in effect at the respective balance sheet date and revenues and expenses at the average rate for the year. Any resulting foreign exchange gains or losses are recorded in accumulated other comprehensive income (loss).

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Radiant Aviation Services, Inc. ["RAS"] formerly named Process Technologies Inc.

All significant inter-company transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with original maturities of less than three months.

Inventory

Inventory is recorded at the lower of actual cost and estimated net realizable value.

Deferred charges

The costs associated with obtaining debt financing are capitalized and amortized on a straight-line basis over the life of the debt [5 years].

Patents

The costs associated with obtaining patents are capitalized and amortized on a straight-line basis over the life of the patent [17 years].

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]





1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Stock based compensation

The company has an incentive stock option plan as more fully described in note
5. Any consideration paid on the exercise of stock options is credited to share capital.

Capital assets

Capital assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at rates estimated to amortize the cost of the assets over their estimated useful lives based on the following rates:

Automobiles                                      5 years
Office furniture and equipment                   5 years
Laboratory equipment                             5 years
Leasehold improvements                           5 years
Deicing service centers                          10 years

Financial instruments

The carrying amount of cash and term deposits, accounts receivable, prepaid expenses, deposits, inventory, bank overdraft, accounts payable and accrued liabilities are considered to be representative of their respective fair values.

The company has no derivative financial instruments or any financial instruments that potentially subject the company to concentrations of credit risk.

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]





2. PATENT RIGHTS

During 1995, the company acquired all rights to a U.S. patent from two of its officers for $500,000 U.S.

In July 1995, the company and these two officers commenced legal action against a third party [the former employer of the two officers] in support of the company's declaration as sole owner of all right, title, and interest in a patent. The third party demanded ownership of the patent based upon the prior employment of the officers and had counter claimed in the action alleging it as the equitable owner of the patent.

In April 1998, the company, the two officers and the third party reached an out of court settlement that provided the company with the unequivocal ownership of the patents. Under the terms of the agreement, the terms and conditions of the settlement cannot be disclosed. A $50,000 U.S. on deposit with the court was used as part of the settlement.

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




3. CAPITAL ASSETS

                                                                         1999
                                                      -------------------------------------------
                                                                                              Net
                                                                        Accumulated          book
                                                          Cost         depreciation         value

                                                            $                $                 $
--------------------------------------------------------------------------------------------------
Automobiles                                               63,182           9,167           54,015
Office furniture and equipment                           131,461          77,259           54,202
Laboratory equipment                                      17,568          14,571            2,997
Leasehold improvements                                    31,222          17,889           13,333
Deicing service centers                                  673,486         134,697          538,789
--------------------------------------------------------------------------------------------------
                                                         916,919         253,583          663,336
==================================================================================================


                                                                         1998
                                                      -------------------------------------------
                                                                                              Net
                                                                        Accumulated          book
                                                          Cost         depreciation         value

                                                            $                $                 $
--------------------------------------------------------------------------------------------------
Automobiles                                               28,642           1,432           27,210
Office furniture and equipment                            97,464          54,595           42,869
Laboratory equipment                                      15,019          11,182            3,837
Leasehold improvements                                    29,773           9,276           20,497
Deicing service centers                                  642,231          64,223          578,008
--------------------------------------------------------------------------------------------------
                                                         813,129         140,708          672,421
==================================================================================================

During 1998, the company constructed a deicing service center from components previously held in inventory. The company has entered into an arrangement with a third party to operate this center on their behalf.

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




4. LONG-TERM DEBT

                                                                          1999               1998
                                                                            $                  $
--------------------------------------------------------------------------------------------------
6% convertible secured debentures, due May 22, 2002                         --             85,748
9% secured loans                                                            --            198,686
7% convertible secured debentures, due May 31, 2004                    744,510                 --
Other                                                                  150,000            200,000
Vehicle loan repayable in monthly
   blended payments of principal and interest of $668
   bearing interest at 2.9% to August 15, 2001 and $943
   bearing interest at 2.9% to July 31, 2002                            45,782             22,612
--------------------------------------------------------------------------------------------------
                                                                       940,292            507,046
Less current portion                                                    68,484            256,980
--------------------------------------------------------------------------------------------------
                                                                       871,808            250,066
==================================================================================================

Minimum principal payments over the next 5 years are as follows:

                                                                                               $
--------------------------------------------------------------------------------------------------
2000                                                                                       68,484
2001                                                                                       68,665
2002                                                                                       58,633
2003                                                                                           --
2004                                                                                      744,510

6% convertible secured debentures, due May 22, 2002

The 6% convertible secured debentures are convertible in minimum denominations of $100 [Canadian] at a basic conversion price of $1.00 [Canadian] per share prior to May 22, 1998 and $1.25 [Canadian] per share, thereafter. The company has the right after giving 30 days notice to redeem the debentures in whole or in part should the market price of the shares equal or exceed $3.50 [Canadian] per share. Redemption is not permitted prior to May 22, 1998.

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]





4. LONG-TERM DEBT - continued

On August 18, 1999, the company called the debentures for redemption on September 24, 1999. All outstanding 6% convertible debentures totaling $105,116 were converted on the basis of $1.25 per share [Canadian] to 161,920 common shares.

Under the terms of the debenture issue, the company granted, as compensation to the agents, the option to purchase up to $113,400 [Canadian] of debentures at any time on or before May 22, 1999. At October 31, 1998, an option to purchase $70,100 [Canadian] remained outstanding. On May 13, 1999, the agents exercised the option to purchase the remaining $70,100 [Canadian] debentures. On June 13, 1999, the agents converted the debentures to common shares. A total of 56,080 common shares were issued.

9% secured loans

On May 8, 1999 accumulated interest and additional loans provided by directors of the company totaling $741,939 [Canadian] were retired. In settlement of the loans, the company provided cash of $320,295 [Canadian] and issued 366,647 common shares.

7% convertible secured debentures, due May 31, 2004

The convertible secured debentures were convertible in minimum denominations of $100 [Canadian] at a basic conversion price of $1.15 [Canadian] per share prior to May 31, 2000 and $1.45 [Canadian] per share, thereafter. The company has the right after giving 30 days notice to redeem the debentures in whole or in part should the market price of the shares equal or exceed $2.50 [Canadian] per share. Redemption is not permitted prior to May 31, 2000.

In addition, under the terms of the debenture issue, $89,882 of the proceeds was placed in escrow in a trust account to pay interest when due.

The estimated fair market value of the debentures approximates their carrying value as of October 31, 1999.

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




5. SHARE CAPITAL

[a] Shares

    Authorized

    Unlimited number of common shares

    Issued and outstanding                                             Number              Stated
                                                                     of shares            capital
                                                                                               $
-------------------------------------------------------------------------------------------------------
    Outstanding at October 31, 1997                                  7,020,459          4,371,672
    Issued upon exercise of warrants                                    37,648             66,181
    Issued upon conversion of debentures - net of costs                872,600            547,660
    Issued upon conversion of stock options and warrants                74,950            111,544
    Issued for acquisition of distributorship                           50,000            104,822
    Issued to officers for settlement of patent rights                  50,000             41,441
-------------------------------------------------------------------------------------------------------
    Outstanding at October 31, 1998                                  8,105,657          5,243,320
-------------------------------------------------------------------------------------------------------
    Issued upon conversion of 6% debentures - net of costs             161,920            131,360
    Issued upon conversion of 7% debentures - net of costs             690,284            486,170
    Issued upon settlement of 9% loans                                 366,647            286,054
    Issued upon conversion of stock options                             54,500             48,123
    Issued upon conversion of options granted to financial advisors     80,000             74,354
    Issued to officer for cash                                         276,666            227,946
    Issued to Boeing Capital Services Corporation - net of costs     2,292,260          2,223,712
-------------------------------------------------------------------------------------------------------
    Outstanding at October 31, 1999                                 12,027,934          8,721,039
=======================================================================================================

[b] Warrants

    Warrants to purchase 4,474,719 common shares outstanding at October 31, 1998 expired on March 1, 1999. No warrants were exercised prior to expiry.

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




5. SHARE CAPITAL - continued

[c] Stock options

 [i] The company has a stock option plan whereby directors, officers, and employees and consultants, subject to certain conditions, may be granted options to purchase up to 15% of the outstanding common shares of the company at the closing price of the common shares at the date when the option is granted on any stock exchange on which the common shares may be listed. At October 31, 1999, the maximum stock options available to be granted was 1,804,190 [1998 - 586,527].

The company applies APB Opinion 25 in accounting for its employee stock options.

The exercise price of all employee stock options is equal to the market price of the stock at the time of granting. Accordingly, no compensation cost has been recognized in the financial statements for its employee stock options.

For purposes of meeting requirements of FASB Statement No. 123, the fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1998, respectively; risk-free interest rates of 7.5%, 7.5%, dividend yields of 0%, 0%, volatility factors of the expected market price of the company's common stock of 161.4%, 161.4%, and weighted average expected life per option of 4 years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




5. SHARE CAPITAL - continued

A summary of the company's stock option and warrant activity and related information is as follows:


                                                          1999                        1998
                                                            $                           $
-------------------------------------------------------------------------------------------------------
                                                       [Canadian]                  [Canadian]

                                                            Weighted                Weighted
                                                            -average                -average
                                                        exercise price            exercise price

Options
Outstanding, beginning of year                       728,958         1.79       519,719       1.83
Granted                                            1,228,520         1.78       268,989       1.84
Expired                                                   --          --        (20,000)     (2.50)
Exercised                                           (130,000)       (1.38)      (39,750)     (2.22)
-------------------------------------------------------------------------------------------------------
Outstanding and exercisable, end of year           1,827,478         1.81       728,958       1.79
-------------------------------------------------------------------------------------------------------

Warrants
Outstanding, beginning of period                   4,472,271         2.00     4,474,719       2.00
Granted                                                   --          --         35,200       2.00
Expired                                           (4,472,271)       (2.00)           --        --
Exercised                                                 --          --        (37,648)     (2.00)
-------------------------------------------------------------------------------------------------------
                                                          --          --      4,472,271       2.00
-------------------------------------------------------------------------------------------------------

Total options and warrants, end of year            1,827,478          --      5,201,229        --
=======================================================================================================

Weighted - average fair value
   of options granted during the year              1,228,520         1.60     268,989         1.45
=======================================================================================================

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




5. SHARE CAPITAL - continued

The following table summarizes information about options outstanding as at October 31, 1999:

                                                              Options Outstanding
                                       ----------------------------------------------------------------
                                                               Weighted-average          Weighted-
Range of                                  Number                   remaining              average
Exercise prices                        outstanding             contractual life       exercise price
-------------------------------------------------------------------------------------------------------
                                                                                        [Canadian]

$1.15 - $2.50                            1,746,478                4.3 years                $1.73
$2.50 - $3.70                               81,000                5 years                  $3.47

[ii] On June 30, 1999, the company completed a private placement for 2,292,260 common shares with Boeing Capital Services Corporation ["BCSC"]. Under the terms of the private placement, the company offered to BCSC, the option to purchase up to 653,145 common shares for $1.35 [Canadian] per share. The options are exercisable at a rate equal to 25% of the common shares to be issued by the company pursuant to the exercise of options or through the conversion of securities to common shares that existed on June 30, 1999 ["existing options and conversions"]. The options may be exercised between January 1, 2000 and June 30, 2004 within 30 days of the calendar quarter end for "existing options and conversions" exercised in the previous quarter, or in the case of the first conversion date between July 1, 1999 and December 31, 1999. If the BCSC does not exercise their options within the 30-day period, the options expire. At October 31, 1999, 653,145 options were granted and 141,658 options are exercisable January 1, 2000.

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




6. INCOME TAX

The significant components of the company's deferred tax liabilities and assets are as follows:

                                                          1999            1998
                                                            $               $
--------------------------------------------------------------------------------

DEFERRED TAX ASSETS

Income tax losses available for carryforward         2,680,000       2,020,000
Less valuation allowance                            (2,680,000)     (2,020,000)
--------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                     --              --
================================================================================

Deferred tax liabilities

Temporary differences comprehensive income               4,402           8,118
================================================================================

At October 31, 1999, the company has Canadian non-capital losses of approximately $427,000 and U.S. net operating losses of approximately $5,316,000. These losses may be carried forward to reduce taxable income in future years.

If not utilized, the Canadian losses will expire as follows:

                                                               $ U.S.
--------------------------------------------------------------------------

2002                                                         121,000
2003                                                          17,000
2005                                                         156,000
2006                                                         133,000

If not utilized, the U.S. losses will expire as follows:

                                                               $ U.S.
--------------------------------------------------------------------------

2009                                                         500,000
2010                                                       1,020,000
2011                                                         843,000
2012                                                       1,686,000
2013                                                       1,267,000

Radiant Energy Corporation



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]




6. INCOME TAX - continued

In addition, the company has approximately $66,000 U.S. of Canadian share issue costs which are deductible over the next three years.

The potential income tax benefits relating to these accumulated losses have not been recorded in the company's accounts.

7. Uncertainty Due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

8. Segmented information

The company's only reportable operating segment is aircraft deicing sales and service. All revenue is derived from its U.S. operations which also includes all capital and other assets.

9. comparative figures

The comparative consolidated statements of cash flows have been restated as required by new accounting recommendations issued by the Canadian Institute of Chartered Accountants.

10. subsequent events

On September 11, 2000, the company filed a registration statement with the Security and Exchange Commission.

PART I - FINANCIAL INFORMATION

ITEM 1.           FINANCIAL INFORMATION

RADIANT ENERGY CORPORATION AND SUBSIDIARY
CONSOLIDATED CONDENSED BALANCE SHEETS - UNAUDITED


APRIL 30, 2000 AND OCTOBER 31, 1999
                                                     ARIIL 30,     OCTOBER 31,
                                                        2000         1999
ASSETS
Current
Cash and term deposits                               2,856,402        1,981,232
Accounts receivable                                     35,176                -
Inventory                                               13,912           13,912
Deposits and prepaid expenses                           24,412        1,203,316
--------------------------------------------------------------------------------
Total current assets                                 2,929,902        3,198,460
Deferred charges                                        22,934           67,809
Patents                                                342,587          357,634
Capital                                                595,603          663,336
--------------------------------------------------------------------------------
                                                     3,891,026        4,287,239
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities               619,653          815,021
Current portion of long-term debt                       68,800           68,484
--------------------------------------------------------------------------------
Total current liabilities                              688,453          883,505
--------------------------------------------------------------------------------
Deferred income taxes                                    4,402            4,402
Long-term debt                                         340,967          871,808
Shareholders' equity
Share capital                                       10,034,957        8,721,039
Cumulative comprehensive income                          5,380            5,380
Deficit                                             (7,183,133)      (6,198,895)
--------------------------------------------------------------------------------
Total shareholders' equity                           2,857,204        2,527,524
--------------------------------------------------------------------------------
                                                     3,891,026        4,287,239
--------------------------------------------------------------------------------

RADIANT ENERGY CORPORATION AND SUBSIDIARY
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS - UNAUDITED

SIX MONTHS ENDED APRIL 30, 2000 AND 1999
                                                                            APRIL 30,        APRIL 30
                                                                               2000            1999
REVENUE
Sales                                                                       3,428,117             350
Cost of sales                                                               3,139,668           2,439
-----------------------------------------------------------------------------------------------------
                                                                              288,449          (2,089)
Interest income                                                                66,298               -
-----------------------------------------------------------------------------------------------------
                                                                              354,747          (2,089)
-----------------------------------------------------------------------------------------------------

EXPENSES
Marketing                                                                     419,997         154,348
General and administrative                                                    645,134         258,298
Research and product development                                              152,859          82,414
Depreciation and amortization                                                 116,260         109,806
Interest                                                                        4,735          15,846
-----------------------------------------------------------------------------------------------------
                                                                            1,338,985         620,712
-----------------------------------------------------------------------------------------------------
Loss for the period                                                          (984,238)       (622,801)
-----------------------------------------------------------------------------------------------------
Basic loss per common share                                                     (0.08)          (0.08)
-----------------------------------------------------------------------------------------------------
Diluted loss per common share                                                   (0.08)          (0.08)
-----------------------------------------------------------------------------------------------------
Weighted average number of shares                                          12,692,351       8,161,066
-----------------------------------------------------------------------------------------------------

RADIANT ENERGY CORPORATION AND SUBSIDIARY
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS - UNAUDITED

SIX MONTHS ENDED APRIL 30, 2000 AND 1999
                                                                            APRIL 30,        APRIL 30
                                                                               2000            1999
Sales
                                                                                21,857             350
Cost of sales                                                                  272,297           2,439
------------------------------------------------------------------------------------------------------
                                                                              (250,440)         (2,089)
Interest income                                                                 45,422               -
------------------------------------------------------------------------------------------------------
                                                                              (205,018)         (2,089)
------------------------------------------------------------------------------------------------------

EXPENSES
Marketing                                                                      269,828         112,258
General and administrative                                                     366,353         151,332
Research and product development                                               104,539          42,550
Depreciation and amortization                                                  50,190          55,028
Interest                                                                        (6,310)          9,871
------------------------------------------------------------------------------------------------------

                                                                               784,600         371,039
------------------------------------------------------------------------------------------------------
Loss for the period                                                           (989,618)       (373,128)
------------------------------------------------------------------------------------------------------
Basic loss per common share                                                      (0.08)          (0.05)
------------------------------------------------------------------------------------------------------
Diluted loss per common share                                                    (0.08)          (0.05)
------------------------------------------------------------------------------------------------------
Weighted average number of shares                                           13,193,761       8,177,126
------------------------------------------------------------------------------------------------------

RADIANT ENERGY CORPORATION AND SUBSIDIARY
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW - UNAUDITED

SIX MONTHS ENDED APRIL 30, 2000 AND 1999
                                                                      APRIL 30,        APRIL 30
                                                                         2000            1999
OPERATING ACTIVITIES
Loss for the year                                                    (984,238)          (622,801)
Add items not affecting cash
  Depreciation and amortization                                       116,260            113,800
  Deferred taxes                                                            -              7,902
-------------------------------------------------------------------------------------------------
                                                                     (867,978)          (501,099)
Change in non-cash working capital items relating to
  operation activities
  Accounts receivable                                                 (35,176)            30,000
  Deposits and prepaid expenses                                     1,178,904             23,385
  Accounts payable and accrued liabilities                           (195,368)           135,057
-------------------------------------------------------------------------------------------------
Cash provided by (used in) operating activities                        80,382           (312,657)
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                            (28,034)           (15,443)
-------------------------------------------------------------------------------------------------
Cash used in investing activities                                     (28,034)           (15,443)
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance (repayment) of long-term debt                                (59,175)           276,876
Conversion of convertible secured debentures                         (471,350)                 -
Decrease in deferred charges                                           39,429                  -
Issuance of common shares                                           1,313,918            119,218
-------------------------------------------------------------------------------------------------
Cash provided by financing activities                                 822,822            396,094
-------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and equivalents                     -            (52,175)
-------------------------------------------------------------------------------------------------

Net increase in cash and term deposits                                875,170             15,819
Cash (overdraft) and term deposits, beginning of period             1,981,232             (4,578)
-------------------------------------------------------------------------------------------------
Cash and term deposits, end of period                               2,856,402             11,241
-------------------------------------------------------------------------------------------------

Cash interest paid                                                     27,089                300
-------------------------------------------------------------------------------------------------

RADIANT ENERGY CORPORATION AND SUBSIDIARY
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW - UNAUDITED

THREE MONTHS ENDED APRIL 30, 2000 AND 1999

                                                                   APRIL 30,         APRIL 30
                                                                      2000             2000

OPERATING ACTIVITIES
Loss for the year                                                     (989,618)         (373,128)
Add items not affecting cash
  Depreciation and amortization                                         50,190            58,485
  Deferred taxes                                                             -             4,522
-------------------------------------------------------------------------------------------------
                                                                      (939,428)         (310,121)
Change in non-cash working capital items relating to
  operation activities
  Accounts receivable                                                  (35,176)                -
  Inventory                                                                  -               (29)
  Deposits and prepaid expenses                                         11,945             8,967
  Accounts payable and accrued liabilities                            (314,514)           91,002
-------------------------------------------------------------------------------------------------
Cash used in operating activities                                   (1,277,173)         (210,181)
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                             (15,116)          (14,634)
-------------------------------------------------------------------------------------------------
Cash used in investing activities                                      (15,116)          (14,634)
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance (repayment) of long-term debt                                  (4,604)          197,960
Conversion of convertible secured debentures                          (296,606)                -
Decrease in deferred charges                                            25,958                 -
Issuance of common shares                                              515,661            65,494
-------------------------------------------------------------------------------------------------
Cash provided by financing activities                                  240,409           263,454
-------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and equivalents                      -           (34,185)
-------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and term deposits                   (1,051,880)            4,454
Cash and term deposits, beginning of period                          3,908,282             6,787
-------------------------------------------------------------------------------------------------
Cash and term deposits, end of period                                2,856,402            11,241
-------------------------------------------------------------------------------------------------

Cash interest paid                                                         278               102
-------------------------------------------------------------------------------------------------

RADIANT ENERGY CORPORATION AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity

                                                                              Accumulated other
                                                 Common       Comprehensive     comprehensive         Retained
                                                 stock           income            income            earnings                 Total
                                                   $                $                 $                  $                        $
------------------------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1998                         5,243,320                                9,922        (4,827,339)         425,903
------------------------------------------------------------------------------------------------------------------------------------

Net loss                                                  -       (1,371,556)                  -        (1,371,556)      (1,371,556)
Foreign currency translation, net of tax                  -           (4,542)             (4,542)                -           (4,542)
Comprehensive income                                      -       (1,376,098)                  -                 -                -
Proceeds on issue of shares                       3,477,719                                                               3,477,719
                                                                           -                   -                 -
------------------------------------------------------------------------------------------------------------------------------------
Balance, October 31, 1999                         8,721,039                                5,380        (6,198,895)       2,527,524
------------------------------------------------------------------------------------------------------------------------------------

Net loss                                                  -         (984,238)                  -          (984,238)        (984,238)
Foreign currency translation, net of tax                  -                -                   -                 -                -
Comprehensive income                                      -         (984,238)                  -                 -                -
Proceeds on issue of shares                       1,313,918                -                   -                 -        1,313,918
------------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 2000                          10,034,957                                5,380        (7,183,133)       2,857,204
------------------------------------------------------------------------------------------------------------------------------------



NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The accompanying unaudited consolidated condensed financial statements of Radiant Energy Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the results for the interim period ended April 30, 2000, have been included. Operating results for the six-month period ended April 30, 2000, are not necessarily indicative of the results that may be expected for the full year. All capitalized terms used in these notes to consolidated condensed financial statements that are not defined herein have the meanings given to them in such consolidated condensed financial statements and notes to consolidated condensed financial statements.

ELIMINATION OF INTERCOMPANY BALANCES

All material intercompany balances and transactions have been eliminated.

CHANGES IN FUNCTIONAL CURRENCY

The company has historically measured and presented its financial statements in Canadian dollars. Effective October 31, 1999, as a result of the company's increased economic activity in the U.S. as demonstrated by its increasingly high level of sales activity in U.S. dollars and significance of U.S. dollar denominated assets to the company's operations, the U.S. dollar has become the functional currency of the company's operations. Effective the same date, the U.S. dollar has been adopted as the reporting currency.

U.S. GAAP

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles."

MATERIAL CONTRACT

On December 20, 1999 the Company sold it's Newark Facility to a wholly owned subsidiary of Boeing Capital, MDFC, for $3,383,700. The facility cost $2,911,905 to construct. Contemporaneously with the sale, the Company leased the Facility for a period of eight years at a monthly rental of approximately $49,000 plus 10% of the monthly deicing revenue."

SHARE CAPITAL

Shares authorized
Unlimited number of common shares

Issued and outstanding                                                                Number          Stated
                                                                                   of shares         capital
                                                                                                           $
------------------------------------------------------------------------------------------------------------

Outstanding at October 31, 1999                                                   12,027,934       8,721,039
------------------------------------------------------------------------------------------------------------
Issued upon conversion of 7% debentures - net of costs
                                                                                     603,060         431,922
Issued upon conversion of stock options
                                                                                     509,625         600,909
Issued upon conversion of stock options - Boeing Capital Services Corporation        304,739         281,087
------------------------------------------------------------------------------------------------------------
                                                                                   1,417,424       1,313,918
------------------------------------------------------------------------------------------------------------
Outstanding at April 30, 2000                                                     13,445,358      10,034,957
------------------------------------------------------------------------------------------------------------

Following is information about the computation of earnings per share data for the periods ended April 30, 2000 and April 30, 1999.

                                                                       Per-Share
                                                     Numerator         Denominator      Amounts

                                                     Six months Ended April 30, 2000

Net loss                                             $ (984,238)

Basic earnings per share,
income available to common shareholders              $ (984,238)       12,692,351       $(0.08)
                                                     -----------       ----------       -------


                                                     Six months Ended April 30, 1999

Net loss                                             $ (622,801)

Basic earnings per share,
income available to common shareholders              $ (622,801)        8,161,066       $(0.08)
                                                     -----------        ---------       -------


At April 30, 2000 options for the purchase of 1,116,551 shares were outstanding and at April 30, 2000 the Company had 7% secured convertible debentures outstanding that were convertible to 349,492 shares. At April 30, 1999 options to purchase 995,883 were outstanding and at April 30, 1999 the Company had 6% secured convertible debentures outstanding that were convertible to 105,840 shares. The options and shares to be issued on conversion of convertible debentures were not included in the computation of diluted earnings per share for April 30, 2000 and April 30, 1999 as their inclusion would have an anti-dilutive impact as a result of losses being reported for these periods.